Exhibit 99.1

UNDERWRITING AGREEMENT

October 29, 2015

Hydro One Limited and Hydro One Inc.

483 Bay Street

8th Floor, South Tower

Toronto, ON M5G 2P5

- and to -

Her Majesty the Queen in Right of Ontario,

as represented by the Minister of Energy

c/o Ministry of Energy

900 Bay Street, 4th Floor

Hearst Block

Toronto, ON M7A 2E1

Ladies and Gentlemen:

The undersigned, RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Co-Lead Underwriters”) and BMO Nesbitt Burns Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Barclays Capital Canada Inc., Credit Suisse Securities (Canada), Inc., Goldman Sachs Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., GMP Securities L.P., Raymond James Ltd., Dundee Securities Ltd., Industrial Alliance Securities Inc. and Manulife Securities Incorporated (collectively with the Co-Lead Underwriters, the “Underwriters”, and each individually, an “Underwriter”), understand that Her Majesty the Queen in Right of Ontario (the “Province” or the “Selling Shareholder”), as represented by the Minister of Energy, proposes to sell to the Underwriters 81,100,000 common shares (the “Firm Shares”) in the capital of Hydro One Limited (the “Corporation”), which shall have the material attributes described in and contemplated by the Supplemented PREP Prospectus (as defined herein). The underwriters further understand that the Selling Shareholder will execute the Supplemented PREP Prospectus in its capacities as selling shareholder and promoter and that Hydro One Inc. will execute the Supplemented PREP Prospectus in its capacity as promoter.

The Underwriters propose to distribute the Firm Shares and the Option Shares (as defined herein), if any, in each of the provinces and territories of Canada pursuant to the Supplemented PREP Prospectus, in the United States on a private placement basis in accordance with the exemption from the registration requirements of the U.S. Securities Act (as defined herein) provided by Rule 144A (as defined herein) and internationally as permitted pursuant to private placement exemptions under local securities laws, all in the manner contemplated by this Agreement (including Schedule A hereto, the terms and conditions of which are incorporated herein by reference and form a part of this Agreement) and as permitted by Canadian Securities Laws (as defined herein) and applicable securities laws of the United States and any other applicable international jurisdictions.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters, severally and not jointly, on the basis of the percentages set forth in Section 24 (subject to such adjustments to eliminate fractional shares as the Co-Lead Underwriters may determine), agree to purchase from the Selling Shareholder and, by its acceptance hereof, the Selling Shareholder agrees to sell to the Underwriters, all, but not less than all, of the Firm Shares at the Closing Time at a price of

$20.50 per share (the “Purchase Price”), for aggregate gross proceeds of $1,662,550,000. Notwithstanding any other provision of this Agreement, this Agreement does not provide the Underwriters with the right to acquire, in the aggregate, more than 15% of the issued and outstanding common shares of the Corporation at any time.

By acceptance of this Agreement, the Selling Shareholder grants to the Underwriters an option (the “Over-Allotment Option”) to purchase, severally and not jointly, on the basis set forth below, in whole or in part and from time to time, up to an aggregate of 8,150,000 additional common shares in the capital of the Corporation (the “Option Shares”) from the Selling Shareholder at the Option Closing Time (as defined herein) at a purchase price per share equal to the Purchase Price and otherwise on the same basis as the purchase of the Firm Shares to cover over-allotments, if any, and for market stabilization purposes. If the Co-Lead Underwriters, on behalf of the Underwriters, elect to exercise all or any portion of the Over-Allotment Option, the Co-Lead Underwriters shall provide written notice (the “Exercise Notice”) to the Selling Shareholder not later than the 30th day after the Closing Date (as defined herein), which Exercise Notice shall specify the number of Option Shares to be purchased by the Underwriters and the date on which such Option Shares are to be purchased (an “Option Closing Date”). Such date may be the same as the Closing Date, but may not be earlier than the Closing Date, and shall be at least two Business Days (as defined herein), but not more than five Business Days, after the date on which the Exercise Notice is delivered to the Selling Shareholder. If any Option Shares are purchased from the Selling Shareholder, each Underwriter agrees, severally and not jointly, to purchase such portion of the Option Shares as is set out in Section 24 opposite the name of such Underwriter (subject to such adjustments to eliminate fractional shares as the Co-Lead Underwriters may determine).

In consideration of the Underwriters’ provision of underwriting services for the Offering, the Selling Shareholder shall pay or cause to be paid to the Underwriters the Underwriting Fee as set forth in Section 15.

1.	Definitions

In this Agreement:

“affiliate” has the meaning given to it in NI 41-101;

“Agreement” means this Underwriting Agreement, as amended from time to time;

“Amended Preliminary Prospectus” means the amended and restated preliminary base PREP prospectus (in both the English and French languages unless the context indicates otherwise) dated October 9, 2015 relating to the distribution of the Offered Shares, including the documents incorporated or deemed to be incorporated by reference therein;

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the United States Foreign Corrupt Practices Act of 1977 or any applicable law of similar effect, including the rules and regulations thereunder;

“Anti-Money Laundering Laws” means the applicable anti-money laundering statutes of all jurisdictions to which the Corporation or any member of the Hydro One Group is subject and the rules and regulations thereunder;

“Base PREP Prospectus” means the final base PREP prospectus (in both the English and French languages unless the context indicates otherwise) dated October 28, 2015 relating to the distribution of the Offered Shares, including the documents incorporated or deemed to be incorporated by reference therein;

“Business Day” means any working day, Monday to Friday inclusive, but excluding statutory and other holidays, namely: New Year’s Day; Family Day; Good Friday; Easter Monday; Victoria Day; Canada Day; Civic Holiday; Labour Day; Thanksgiving Day; Remembrance Day; Christmas Day; Boxing Day and any other day identified as a “holiday” under Section 88 of the Legislation Act, 2006 (Ontario);

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

“Claims” has the meaning given to it in Section 19(a);

“Closing” means the completion of the sale by the Selling Shareholder, and the purchase by the Underwriters, of the Firm Shares pursuant to this Agreement;

“Closing Date” means November 5, 2015 or such other date as the Corporation, the Selling Shareholder and the Underwriters may agree upon in writing, or as may be changed pursuant to this Agreement, but in any event shall not be later than November 26, 2015;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date;

“Co-Lead Underwriters” has the meaning given to it on the first page hereof;

“Common Shares” means common shares in the capital of the Corporation;

“Corporation” has the meaning given to it on the first page hereof;

“Corporation Marketing Materials” means, collectively, the Roadshow Presentation and the term sheet dated October 9, 2015, in each case as filed with the Canadian Securities Regulators;

“distribution” and “distribution to the public” have the respective meanings given to them under applicable Canadian Securities Laws;

“Electricity Act” means the Electricity Act, 1998 (Ontario) and the regulations promulgated thereunder, as amended from time to time;

“Electricity Act Amendments” means the amendments to the Electricity Act set out in Schedule 9 of the Building Ontario Up Act (Budget Measures), 2015, S.O. 2015, c. 20;

“Electricity Regulations” means the Electricity Act, the Ontario Energy Board Act, 1998 and the National Energy Board Act (Canada), each as amended, and all orders, regulations, rules, codes or instruments issued or approved pursuant to the foregoing statutes which apply to the Corporation or any member of the Hydro One Group;

“Environmental Laws” means any and all applicable federal, state, provincial and local laws and regulations, principles of common law or equity having the force of law (both domestic and foreign) relating to the protection of the natural environment, human health and safety, any species or organisms, or the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances;

“Equity Compensation Plans” means, collectively, the Hydro One Limited Long Term Incentive Plan described in the Prospectus under the heading “Executive Compensation – Long Term Incentive Plan”, the Hydro One Limited PWU Represented Employee Share Grant Plan established pursuant to a negotiated collective agreement between the Corporation and the Power Workers’ Union CUPE Local 1000 and the Hydro One Limited Society Represented Employee Share Grant Plan established pursuant to a negotiated collective agreement with The Society of Energy Professionals;

“Exercise Notice” has the meaning given to it on the second page hereof;

“Final Passport System Decision Document” means a receipt for the Base PREP Prospectus in each Qualifying Jurisdiction issued by the Ontario Securities Commission in accordance with the Passport System;

“Final U.S. Placement Memorandum” means the final U.S. private placement memorandum (which shall include the Supplemented PREP Prospectus), in the form agreed by the Selling Shareholder, the Corporation and the Underwriters, prepared for use in connection with the offer and sale of the Offered Shares in the United States in reliance upon Rule 144A;

“Financial Statements” means, collectively, (i) the consolidated balance sheets of Hydro One Inc. as at December 31, 2014, 2013 and 2012 and the consolidated statements of operations and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows of Hydro One Inc. for each of the years ended December 31, 2014, 2013 and 2012, including the notes thereto and the auditor’s reports and management’s reports thereon, (ii) the unaudited consolidated balance sheet of Hydro One Inc. as at June 30, 2015 and the unaudited consolidated statements of operations and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows of Hydro One Inc. for the three and six months ended June 30, 2015 and 2014, including the notes thereto, and (iii) the balance sheet of the Corporation as at August 31, 2015 and the statement of changes in equity and statement of cash flows for the one day period ended August 31, 2015, including the notes thereto and the auditor’s report thereon, in each case as set forth in the Supplemented PREP Prospectus;

“Firm Shares” has the meaning given to it on the first page hereof;

“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Governance Agreement” means the Governance Agreement to be dated as of the Closing Date between the Corporation and the Province;

“Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, electromagnetic, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste or substance or material defined, prohibited, regulated or reportable pursuant to any Environmental Law;

“Hydro One Group” means Hydro One Inc. and its subsidiaries, including Hydro One Networks Inc.;

“Indemnified Party” has the meaning given to it in Section 19(a);

“Institutional Investor” means an insurance company, mutual fund, pension fund, hedge fund manager or asset manager with assets under administration in excess of $100 million and any purchaser under Rule 144A;

“Licenses” means all licences, permits, franchises, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise);

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Marketing Materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any effect, change, event or occurrence that, alone or in conjunction with any other or others, (a) is, or is reasonably likely to be, materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and the Hydro One Group, taken as a whole; or (b) would result in the Prospectus containing a misrepresentation;

“material change” has the meaning given to it under Canadian Securities Laws;

“material fact” has the meaning given to it under Canadian Securities Laws and/or the U.S. Securities Act, as the context applies;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System adopted by the Canadian Securities Administrators other than the Ontario Securities Commission, as amended;

“misrepresentation” has the meaning given to it under Canadian Securities Laws;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Canadian Securities Administrators, as amended;

“NI 44-103” means National Instrument 44-103 – Post-Receipt Pricing adopted by the Canadian Securities Administrators, as amended;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as amended;

“notice” has the meaning given to it in Section 29;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Administrators, as amended;

“OBCA” means the Business Corporations Act (Ontario), as amended from time to time, together with any and all the regulations promulgated thereunder;

“Offered Shares” means, collectively, the Firm Shares and the Option Shares;

“Offering” means the offering of the Offered Shares pursuant to this Agreement, the Prospectus and the U.S. Placement Memorandum;

“Option Closing” means the completion of the sale by the Selling Shareholder, and the purchase by the Underwriters, of any Option Shares pursuant to this Agreement;

“Option Closing Date” has the meaning given to it on the second page hereof;

“Option Closing Time” means 8:00 a.m. (Toronto time) on an Option Closing Date;

“Option Shares” has the meaning given to it on the second page hereof;

“Over-Allotment Option” has the meaning given to it on the second page hereof;

“Passport System” means the system and procedures for prospectus filing and review under MI 11-102 and NP 11-202;

“person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, limited liability company, unlimited liability company or Governmental Authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Pre-Closing Transactions” means the transactions described under the heading “Pre-Closing Transactions – Pre-Closing Steps” in the Prospectus;

“Preliminary Prospectus” means the preliminary base PREP prospectus (in both the English and French languages unless the context indicates otherwise) dated September 17, 2015 relating to the distribution of the Offered Shares, including the documents incorporated or deemed to be incorporated by reference therein;

“Preliminary U.S. Placement Memorandum” means the preliminary U.S. private placement memorandum (which includes the Amended Preliminary Prospectus, as well as any Supplementary Material), including any supplements or amendments thereto, in the form agreed by the Selling Shareholder, the Corporation, the Underwriters and the U.S. Affiliates, prepared for use in connection with the offer and sale of the Offered Shares in the United States in reliance upon Rule 144A;

“PREP Information” means the information included in the Supplemented PREP Prospectus that is omitted from the Base PREP Prospectus but that is deemed under the PREP Procedures to be incorporated by reference into the Base PREP Prospectus as of the date of the Supplemented PREP Prospectus;

“PREP Procedures” has the meaning given to it in Section 2(a);

“Pro Forma Financial Statements” means the unaudited pro forma condensed consolidated financial statements of Hydro One Inc. included in the Prospectus;

“Prospectus” means, collectively, the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, any Supplementary Material and the Supplemented PREP Prospectus;

“Prospectus Financial Information” has the meaning given to it in Section 5(a)(v);

“provides” and derivations thereof, where used in reference to Marketing Materials, shall have the meaning ascribed to such term in NI 41-101;

“Purchase Price” has the meaning given to it on the first page hereof;

“Qualifying Jurisdictions” means all of the provinces and territories of Canada;

“Registration Rights Agreement” means the Registration Rights Agreement to be dated as of the Closing Date between the Corporation and the Province;

“Roadshow Presentation” means the roadshow presentation dated October 9, 2015 and filed with the Canadian Securities Regulators;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by or on behalf of the Canadian Securities Administrators;

“Selling Firm” has the meaning given to it in Section 4(a);

“subsidiary” has the meaning given to it in National Instrument 45-106 – Prospectus Exemptions adopted by the Canadian Securities Administrators, as amended;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Amended Preliminary Prospectus or the Base PREP Prospectus, any amended or supplemented prospectus or ancillary materials that may be filed or used in the offering of Offered Shares by or on behalf of the Selling Shareholder under Canadian Securities Laws, relating to the qualification for distribution of the Offered Shares under applicable Canadian Securities Laws;

“Supplemented PREP Prospectus” has the meaning given to it in Section 2(b)(i);

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“template version” has the meaning given to that term in NI 41-101;

“to the knowledge of” or “knowledge” or similar terms mean, unless otherwise expressly stated, a statement of the declarant’s knowledge of the facts or circumstances to which such phrase relates, after having made reasonable inquiries and investigations in connection with such facts and circumstances;

“Transfer Agent” means Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them on the first page hereof;

“Underwriting Fee” has the meaning given to it in Section 15;

“U.S. Affiliates” has the meaning given to it in Schedule A;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Placement Memorandum” means, collectively, the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections”, “paragraphs” and “clauses” are to the appropriate section, paragraph or clause of this Agreement.

All references to “dollars” or “$” are to Canadian dollars unless otherwise expressed.

2.	Qualification and Offering for Sale

(a)

The Corporation and Hydro One Inc., jointly and severally, represent and warrant to the Underwriters and the Selling Shareholder that: (i) the Corporation has prepared and filed the Preliminary Prospectus and the Amended Preliminary Prospectus with the Canadian Securities Regulators and has obtained a receipt from the Ontario Securities Commission for each of the Preliminary Prospectus and the Amended Preliminary Prospectus, respectively; (ii) pursuant to MI 11-102, a receipt for the Preliminary Prospectus or the Amended Preliminary Prospectus is deemed to have been issued by the Canadian Securities Regulator in each of the Qualifying Jurisdictions other than the Province of Ontario, if the conditions of MI 11-102 have been satisfied; (iii) the Corporation has prepared and filed the Base PREP Prospectus with the Canadian Securities Regulators omitting the PREP Information in accordance with NI 44-103 (the “PREP Procedures”) and has obtained a receipt from the Ontario Securities Commission for the Base PREP Prospectus; and (iv) pursuant to MI 11-102, a receipt for the Base PREP Prospectus is deemed to have been issued by the Canadian Securities Regulator in each of the

Qualifying Jurisdictions other than the Province of Ontario, if the conditions of MI 11-102 have been satisfied.

(b)	The Corporation and Hydro One Inc., jointly and severally, covenant with the Underwriters and the Selling Shareholder that the Corporation will:

(i)	file with the Canadian Securities Regulators, in accordance with the PREP Procedures, a supplemented Base PREP Prospectus (the “Supplemented PREP Prospectus”) that includes the PREP Information (in both the English and French languages), in a form approved by the Underwriters, acting reasonably, and such other documents as are required to be filed therewith under Canadian Securities Laws promptly and, in any event, by 5:00 p.m. (Toronto time) on the first Business Day after the execution and delivery of this Agreement (or such later date as may be agreed to in writing by the Selling Shareholder, the Corporation and the Underwriters);

(ii)	otherwise promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, Canadian Securities Laws required to be fulfilled or complied with by the Corporation to enable the Offered Shares to be lawfully distributed in the Qualifying Jurisdictions through the Underwriters or any other investment dealers registered as such in the Qualifying Jurisdictions; and

(iii)	until the completion of the distribution of the Offered Shares, promptly take all additional steps and proceedings that from time to time may be required under Canadian Securities Laws to continue to qualify the Offered Shares for distribution or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution in the Qualifying Jurisdictions, and to the extent within the control of the Corporation, to permit the Offered Shares to be offered and sold in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

(c)	Each of the Corporation, the Selling Shareholder and the Co-Lead Underwriters (as managers of the Underwriters for the purposes of the definition of “lead underwriter” under NI 41-101) confirms to the other parties hereto that it has approved in writing a template version of each of the Corporation Marketing Materials before such Corporation Marketing Materials were first provided to potential investors in the Offered Shares and the Corporation confirms to the Underwriters and the Selling Shareholder that: (i) it has filed an English and French language version of a template version of each of the Corporation Marketing Materials with the Canadian Securities Regulators, with any comparables (as defined in NI 41-101) removed as permitted by Section 13.7(4) of NI 41-101, on or before the day such Corporation Marketing Materials were first provided to potential investors in the Offered Shares; and (ii) for Corporation Marketing Materials where comparables were removed from the filed template version, it has delivered an English and French language version of a complete template version (including all comparables) of such Corporation Marketing Materials to the Canadian Securities Regulators.

(d)	During the distribution of the Offered Shares, the Corporation and the Selling Shareholder, severally and not jointly, covenant and agree with the Underwriters and the

Underwriters, severally and not jointly, covenant and agree with the Corporation and the Selling Shareholder:

(i)	not to provide any potential investor of Offered Shares with any Marketing Materials other than the Corporation Marketing Materials unless a template version of such Marketing Materials has been approved in writing by the Corporation, the Selling Shareholder and the Co-Lead Underwriters and filed by the Corporation with the Canadian Securities Regulators, in each case, on or before the day such Marketing Materials are first provided to any potential investor of Offered Shares; and

(ii)	not to provide any potential investor in Offered Shares with any materials or information in relation to the distribution of the Offered Shares or the Corporation other than: (1) the Corporation Marketing Materials and such other Marketing Materials that have been approved and filed in accordance with this Section 2(d); (2) the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus, the U.S. Placement Memorandum and any Supplementary Material, as applicable; and (3) any “standard term sheet”, “preliminary prospectus notice” or “final prospectus notice” (each as defined in NI 41-101) approved in writing by the Corporation, the Selling Shareholder and the Co-Lead Underwriters; provided that, for greater certainty, materials or information distributed by the Selling Shareholder in connection with legislative, regulatory, political or policy communication activities that are not targeted to investors or promoting an investment in the Corporation shall not be subject to the foregoing restriction.

3.	Due Diligence

(a)	Prior to the filing of the Supplemented PREP Prospectus, the Corporation and the Selling Shareholder shall permit the Underwriters and any U.S. Affiliates to review and participate in the preparation of the Supplemented PREP Prospectus and the Final U.S. Placement Memorandum and shall allow each of the Underwriters and the U.S. Affiliates to conduct any due diligence investigations which it requires in order to fulfil its obligations as an underwriter under Canadian Securities Laws and the U.S. Securities Act and in order to enable each Underwriter to responsibly execute the certificate in the Supplemented PREP Prospectus required to be executed by it. Until the later of the Closing Date and the date of completion of the distribution of the Offered Shares, the Corporation and the Selling Shareholder shall allow each of the Underwriters and the U.S. Affiliates to conduct any due diligence investigations which it reasonably requires in order to fulfill its obligations as an underwriter under Canadian Securities Laws and the U.S. Securities Act.

(b)	Without limiting the generality of the foregoing, the Corporation and Hydro One Inc. shall make available its senior management, and shall use its reasonable commercial efforts to cause its auditors, legal counsel and any other experts named in the Prospectus to be available to answer any questions which the Underwriters may have in connection with their “due diligence” investigations and to participate in one or more due diligence sessions to be held prior to the Closing Time.

4.	Restrictions on Sale

(a)	The Underwriters will be permitted to appoint, at their sole expense, other registered dealers as their agents to assist in the distribution of the Offered Shares. The Underwriters shall, and shall require any such dealer, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Shares (a “Selling Firm”) to, comply with the terms and conditions in this Section 4 and Schedule A, as applicable, and as otherwise set out in this Agreement.

(b)	Each of the Underwriters, severally and not jointly, covenant and agree with the Corporation and the Selling Shareholder that it and any Selling Firm appointed by it shall distribute the Offered Shares in a manner that complies with all applicable laws and regulations, including, without limitation, Canadian Securities Laws and, in connection with offers and sales in the United States, the U.S. Securities Act and applicable state securities laws, in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Prospectus or the U.S. Placement Memorandum in connection with the distribution of the Offered Shares and will not, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Prospectus or the U.S. Placement Memorandum or any other document to any person in any jurisdiction, except in a manner which will not require the Corporation, Hydro One Inc. or the Selling Shareholder to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under applicable securities laws of any jurisdiction other than the Qualifying Jurisdictions.

(c)	Notwithstanding the foregoing, an Underwriter will not be liable for any breach under this Section 4 or Schedule A to this Agreement by another Underwriter or a Selling Firm appointed by another Underwriter.

(d)	For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in each of the Qualifying Jurisdictions.

(e)	The Corporation, the Selling Shareholder and each of the Underwriters hereby agree that any offer and sale of the Offered Shares in the United States shall be conducted only in the manner specified in Schedule A hereto.

5.	Delivery of Documents

(a)	On or prior to the time of filing of the Supplemented PREP Prospectus, the Corporation shall deliver to each of the Underwriters (except to the extent such documents have been previously delivered to the Underwriters or are available on SEDAR):

(i)	a copy of each of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus and the Supplemented PREP Prospectus in the English language signed and certified by the Corporation, Hydro One Inc. (in its capacity as promoter) and the Selling Shareholder (in its capacity as selling shareholder and promoter) as required by Canadian Securities Laws;

(ii)

a copy of each of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus and the Supplemented PREP Prospectus in the French language signed and certified by the Corporation, Hydro One Inc. (in its capacity as promoter) and the Selling Shareholder (in its capacity as selling shareholder and promoter) as required by Canadian Securities Laws applicable in the Province of Québec;

(iii)	a copy of each of the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum;

(iv)	a copy of any other document required under Canadian Securities Laws to be filed by the Corporation or the Selling Shareholder in connection with the distribution of the Offered Shares contemplated hereby;

(v)	opinions of Osler, Hoskin & Harcourt LLP, dated the date of the Preliminary Prospectus, the date of the Amended Preliminary Prospectus, the date of the Base PREP Prospectus and the date of the Supplemented PREP Prospectus, each in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the board of directors of the Corporation, the board of directors of Hydro One Inc., the Selling Shareholder and counsel to the Underwriters and the Selling Shareholder, to the effect that the French language version of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus and the Supplemented PREP Prospectus, respectively (including any documents incorporated by reference therein), except, in each case, for the Financial Statements, the Pro Forma Financial Statements and the information under the headings, “Non-GAAP Measures”, “Summary Consolidated Financial Information”, “Selected Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Consolidated Capitalization” and “Index to Financial Statements” contained in or incorporated or deemed to be incorporated by reference in the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus and the Supplemented PREP Prospectus, as applicable (collectively, the “Prospectus Financial Information”), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and proper translation of the English language version thereof;

(vi)	opinions of KPMG LLP dated the date of the Preliminary Prospectus, the date of the Amended Preliminary Prospectus, the date of the Base PREP Prospectus and the date of the Supplemented PREP Prospectus, each in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the board of directors of the Corporation, the board of directors of Hydro One Inc., the Selling Shareholder and counsel to the Underwriters, the Corporation, Hydro One Inc. and the Selling Shareholder, to the effect that the French language version of the Prospectus Financial Information contained in or incorporated or deemed to be incorporated by reference in the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus and the Supplemented PREP Prospectus, respectively, is, in all material respects, a complete and proper translation of the English language version thereof;

(vii)

“long-form” comfort letters of KPMG LLP, dated the date of the Supplemented PREP Prospectus (with the requisite procedures to be completed by such auditor no later than two Business Days prior to the date of the Supplemented PREP Prospectus), addressed to the Underwriters, the board of directors of the Corporation and the board of directors of Hydro One Inc., in form and substance satisfactory to the Underwriters, acting reasonably, with respect to certain financial and numerical information relating to the Corporation and Hydro One Inc., respectively, contained in the Supplemented PREP Prospectus, which letters shall be in addition to the auditors’ reports contained in the Supplemented PREP Prospectus and any auditors’ comfort or consent letter addressed to the Canadian Securities Regulators; and

(viii)	a copy of the letter from the TSX advising the Corporation that conditional approval of the listing of the Common Shares (including the Offered Shares) has been granted by the TSX, subject to the satisfaction of the customary conditions set out therein.

(b)	In the event that the Corporation is required by Canadian Securities Laws to prepare and file Supplementary Material (including in the circumstances referred to in Section 13), the Corporation shall prepare and deliver promptly to the Underwriters signed and certified copies of such Supplementary Material in the English and French languages. Any Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material, documents similar to those referred to in Sections 5(a)(iii), (iv), (v), (vi) and (vii), except that no “comfort letter” referred to in Section 5(a)(vii) shall be required in the case of Supplementary Material that is an amendment to the Preliminary Prospectus, the Amended Preliminary Prospectus or the Base PREP Prospectus.

6.	Representations as to Prospectus

(a)	Filing or use of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and any Supplementary Material shall constitute a representation and warranty by the Corporation and Hydro One Inc. to the Underwriters and the Selling Shareholder that, as at their respective dates and dates of filing:

(i)	the information and statements contained in the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and any Supplementary Material, as applicable, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Hydro One Group and the Offered Shares;

(ii)	the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and any Supplementary Material comply in all material respects with the requirements of Canadian Securities Laws;

(iii)	the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum, as of their respective dates, did not and do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, within the meaning of the U.S. Exchange Act; and

(iv)

the statistical and market-related data included in the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus, the Preliminary U.S. Placement Memorandum, the Final U.S.

Placement Memorandum and any Supplementary Material are based on or derived from sources that are believed by the Corporation and Hydro One Inc. to be reliable and accurate in all material respects and the Corporation has obtained the consent to the use of such data or information to the extent required.

(b)	Filing of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and any Supplementary Material shall constitute the Corporation’s, Hydro One Inc.’s and the Selling Shareholder’s consent to the Underwriters’ and any Selling Firms’ use of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and any Supplementary Material, as applicable, in connection with the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with this Agreement and Canadian Securities Laws and the use by the U.S. Affiliates of the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum for offers and sales of the Offered Shares in the United States in compliance with this Agreement.

7.	Additional Representations and Warranties of the Corporation

The Corporation and Hydro One Inc., jointly and severally, represent and warrant to the Underwriters and the Selling Shareholder, and acknowledge that the Underwriters are relying upon such representations and warranties in purchasing the Firm Shares and the Option Shares, if any, that:

(a)	the Corporation is a corporation duly incorporated and organized and validly existing under the OBCA, is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement, the Registration Rights Agreement and the Governance Agreement and to complete the Pre-Closing Transactions;

(b)	each member of the Hydro One Group is a corporation, or in the case of B2M Limited Partnership, a limited partnership, or in the case of B2M Trust, a trust, existing under the laws of Ontario, is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite power and authority to carry on its business as now conducted and as currently proposed to be conducted and to own, lease and operate its property and assets, except where the failure to do so would not have a Material Adverse Effect;

(c)	neither the Corporation nor any member of the Hydro One Group is in breach or violation of:

(i)

any of the terms, conditions or provisions of the constating documents or resolutions or declarations of the shareholder or directors (or any committee thereof) of the Corporation or any member of the Hydro One Group or any Licence issued to the Corporation or any member of the Hydro One Group or any indenture, note, agreement, lease, instrument or document to which the

Corporation or any member of the Hydro One Group is a party or by which the Corporation or any member of the Hydro One Group is contractually bound; or

(ii)	any laws of Canada or the Province of Ontario or any regulation or rule thereunder applicable to the Corporation or any member of the Hydro One Group, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any member of the Hydro One Group;

other than any such breach or violation which would not have a Material Adverse Effect;

(d)	as of the date hereof, the Corporation has no material assets or liabilities and the Corporation has no subsidiaries other than two wholly-owned subsidiaries that have no material assets or liabilities;

(e)	following the Pre-Closing Transactions and immediately prior to the Closing Time, the Corporation will have authorized share capital consisting of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which 595,000,000 Common Shares and 16,720,000 series 1 preferred shares will be issued and outstanding, all being registered on the Corporation’s records in the name of the Selling Shareholder;

(f)	following the Pre-Closing Transactions and immediately prior to the Closing Time, all of the Common Shares and preferred shares of the Corporation to be issued and outstanding immediately following the Closing will by such time have been duly and validly authorized and issued and will be fully paid and non-assessable shares of the Corporation, and none of such Common Shares or preferred shares of the Corporation will be issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation or of any other person;

(g)	following the Pre-Closing Transactions and immediately prior to the Closing Time, the Corporation will be the registered and beneficial owner of all of the issued and outstanding voting and equity securities of Hydro One Inc. and, other than as described in the Prospectus, will be the direct or indirect owner of all of the issued and outstanding voting and equity securities of each of the other members of the Hydro One Group and, in all cases, such securities will be owned free and clear of all Liens, equities and claims;

(h)	other than pursuant to the Equity Compensation Plans and the Governance Agreement, no person has or will at the Closing Time have any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Corporation or any member of the Hydro One Group of any interest in any shares of the Corporation or any member of the Hydro One Group, whether issued or unissued;

(i)

each of this Agreement, the Registration Rights Agreement and the Governance Agreement has been, or will at the Closing Time have been, duly authorized, executed and delivered on behalf of the Corporation and Hydro One Inc., to the extent it is a party thereto, and is or will be a legal, valid and binding obligation of the Corporation and/or Hydro One Inc., as applicable, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution and waiver of contribution may be limited under applicable law;

(j)	the terms of the Common Shares and the preferred shares of the Corporation conform with the description thereof contained in the Prospectus;

(k)	the form of certificate representing the Common Shares has been approved by the Corporation and, to the extent applicable, comply with the provisions of the OBCA and the requirements of the TSX;

(l)	the authorization, execution and delivery of this Agreement, the Registration Rights Agreement and the Governance Agreement, the fulfillment of the terms hereof and thereof by the Corporation, and completing the Pre-Closing Transactions do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or a default under, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of the constating documents or resolutions of the shareholder or directors (or any committee thereof) of the Corporation or any member of the Hydro One Group or any material Licence issued to the Corporation or any member of the Hydro One Group or any indenture, note, agreement, lease, instrument or document to which the Corporation or any member of the Hydro One Group is a party or by which it is contractually bound; or

(ii)	any laws of Canada or the Province of Ontario or any regulation or rule thereunder applicable to the Corporation or any member of the Hydro One Group, or any judgment, order or decree of any Governmental Authority, other than any such breach or default or conflict with which would not have a Material Adverse Effect;

(m)	to the knowledge of the Corporation and Hydro One Inc., no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Corporation’s or Hydro One Inc.’s securities to cease, preventing or suspending the use of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus, the Preliminary U.S. Placement Memorandum, the Final U.S. Placement Memorandum or any Supplementary Material or preventing the distribution of the Offered Shares in any Qualifying Jurisdiction or in the United States nor has instituted proceedings for any of such purposes and, to the knowledge of the Corporation and Hydro One Inc., no such proceedings are pending or contemplated;

(n)

the Corporation and each member of the Hydro One Group has conducted and is conducting its business in compliance with all applicable laws, rules, regulations and industry codes of each jurisdiction in which its business is carried on, including, without limitation, the Electricity Regulations, and holds all Licences to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except where the failure to comply with such laws, rules, regulations and industry codes or to hold such Licences would not have a Material Adverse Effect, and all such Licences are validly existing and in good standing and none of the same contains any burdensome term, provision, condition or limitation which will have a Material Adverse Effect; neither the Corporation nor any of the member of the Hydro One Group is in default or violation of any such Licence except where such default or violation would not have a Material Adverse Effect; and the Corporation and the members of the Hydro One Group are not aware of any fact or matter which would reasonably result in the revocation or termination of or change in any such Licence which would have a Material Adverse Effect;

(o)	neither the Corporation nor any of the members of the Hydro One Group has incurred any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Prospectus or (ii) as incurred in the ordinary course of business by the Corporation or the members of the Hydro One Group and which do not have a Material Adverse Effect;

(p)	other than as disclosed in the Prospectus, there is no legislation, regulation or government policy, whether existing or proposed or pending, and, to the knowledge of the Corporation or Hydro One Inc., there is no threatened change in applicable law, including the Electricity Regulations, which the Corporation or Hydro One Inc. anticipates could have a Material Adverse Effect;

(q)	other than as disclosed in the Prospectus, there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation or any member of the Hydro One Group) pending or, to the knowledge of the Corporation or Hydro One Inc., threatened against or affecting the Corporation or any member of the Hydro One Group, at law or in equity, before or by any federal or provincial court or federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which could reasonably be expected to have a Material Adverse Effect or which questions the validity of any action taken or to be taken by the Corporation, any member of the Hydro One Group or the Selling Shareholder pursuant to this Agreement, the Registration Rights Agreement or the Governance Agreement or in connection with the Pre-Closing Transactions;

(r)	the Financial Statements are true and correct in all material respects and present fairly the financial position of the Corporation and Hydro One Inc., as applicable, and their respective results of operations and changes in financial condition as of the dates and for the periods therein specified and such financial statements have been prepared in accordance with U.S. GAAP consistently applied;

(s)	the capitalization of the Corporation is as set forth in the Prospectus under the heading “Consolidated Capitalization”, subject to the caveats and notes referred to therein;

(t)	the selected financial information and summary financial information contained in the Prospectus are true and correct in all material respects and have been compiled on a basis consistent with that of the audited Financial Statements of Hydro One Inc. included in the Prospectus, subject to the caveats and notes referred to therein;

(u)

the unaudited Pro Forma Financial Statements have been prepared in conformity with U.S. GAAP, present the effects of (i) the payment by Hydro One Inc. and certain of its subsidiaries of the Departure Tax (as defined in the Prospectus), (ii) the recognition by Hydro One Inc. of a deferred income tax asset as a consequence of leaving the PILs (as defined in the Prospectus) regime and entering the corporate tax regime, (iii) the recapitalization of Hydro One Networks Inc. and (iv) the transfer of all of the issued and outstanding shares of Hydro One Brampton Networks Inc. by Hydro One Inc. to a company wholly-owned by the Province (the “Pro Forma Events”), as if they occurred on the dates indicated therein, and in management’s opinion all material adjustments necessary to present fairly the pro forma consolidated financial information presented have been made and such information is based on currently available information and assumptions that management believes provides a reasonable basis for presenting the significant effects of the Pro Forma Events;

(v)	KPMG LLP, who are reporting upon the audited financial statements of the Corporation and Hydro One Inc. included in the Prospectus, are the auditors of the Corporation and Hydro One Inc. and are independent with respect to the Corporation and Hydro One Inc. within the meaning of the rules of professional conduct applicable to auditors in the Province of Ontario and the OBCA and there has not been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with such firm or any other prior auditor of the Corporation or Hydro One Inc.;

(w)	the Corporation and Hydro One Inc. have each established and maintain, or will establish and maintain by such time as is permitted by NI 52-109, “disclosure controls and controls and procedures” and “internal control over financial reporting” (each as defined in NI 52-109) as required by NI 52-109 and Canadian Securities Laws, and neither the Corporation nor Hydro One Inc. is aware, and has not been advised by its auditors, of any “material weakness” (as defined in NI 52-109);

(x)	the transmission and distribution rate orders of Hydro One Networks Inc. dated January 8, 2015 and April 23, 2015, respectively, and all other transmission and distribution rate orders of members of the Hydro One Group, and the transmission and distribution licences of Hydro One Networks Inc. and all other members of the Hydro One Group are in full force and effect, unamended as of the date hereof and the statements relating thereto contained in the Prospectus conform with such rate orders and licences, as applicable, in all material respects;

(y)	except for such waivers, orders, rulings and authorizations as have been obtained or will be obtained prior to Closing, no waiver, order, ruling or authorization from any Governmental Authority is required for the execution, delivery or performance of the Corporation’s or Hydro One Inc.’s obligations under this Agreement, the Registration Rights Agreement or the Governance Agreement or the completion of the Pre-Closing Transactions;

(z)

the Corporation and each member of the Hydro One Group have, and have no notice of any claim against, good and marketable title in fee simple to, or good and marketable leasehold estates in or good, valid and subsisting easements in, over, across, along and upon (in each case as indicated in the Prospectus), all real property indicated in the Prospectus as being owned, leased or used by them and good and marketable title to all personal property owned by them, in each case free and clear of all Liens, claims, restrictions and defects of any kind except such as are described in the Prospectus or as would not have a Material Adverse Effect and except for (i) title defects consisting of covenants, easements, encroachments and restrictions as are not inconsistent with and do not restrict or prohibit the current use of such properties and do not materially and adversely affect the value of any such properties and other defects which do not materially and adversely affect the value, ownership, leasing, use or operation of any of such properties; (ii) licenses, permits and other agreements that are not registered on title and that may be temporary, terminable, or restrict the use and occupation of the real property over which a member of the Hydro One Group has and uses assets on such real property but which do not have a Material Adverse Effect; and (iii) Liens which do not have a Material Adverse Effect, and any real property, equipment, facilities and buildings held under lease by the Corporation and each member of the Hydro One Group are held by them under valid, subsisting and enforceable leases except as would not have a Material Adverse Effect and except as do not interfere with the use made and proposed to be made of such property, equipment, facilities and buildings by the Corporation and the members of the Hydro One Group, in each case except as set forth in or contemplated by the Prospectus, and each of the leases and registered easements is in good standing and there is no existing default or any event that with the passage of time or the giving of notice would constitute a default in the performance or observance of the terms and provisions of such leases and easements, except as would not have a Material Adverse Effect;

(aa)	subject to an existing licence, permit or other agreement not registered on title, the Corporation and each member of the Hydro One Group own, lease or have easements in, over, across, along or upon, all real property required by them to operate and carry on the businesses described in the Prospectus as being currently carried on by them except where failure to own, lease or have an easement in, over, across, along or upon such real property would not, individually or in the aggregate, have a Material Adverse Effect;

(bb)	the Corporation and each member of the Hydro One Group:

(i)	has conducted and is conducting its business in compliance with any and all Environmental Laws;

(ii)	have received and hold all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and

(iii)	are in compliance with all terms and conditions of any such permit, license or approval;

except as disclosed in the Prospectus or where any non-compliance with Environmental Laws, failure to receive required permits, licences or other approvals or failure to comply with the terms and conditions of such permits, licences or approvals would not have a Material Adverse Effect;

(cc)	except as disclosed in the Prospectus, there are no costs or liabilities associated with the application of Environmental Laws to the business, affairs or operations of the Corporation or the members of the Hydro One Group (including, without limitation, any capital or operating expenditures required for cleanup, closure of properties (including properties formerly in the ownership, occupation or use of the Corporation or the members of the Hydro One Group) or compliance with Environmental Laws or any permit, licence or approval, any related constraint on operating activities and any potential or current liabilities to third parties) which would have a Material Adverse Effect;

(dd)	to the knowledge of the Corporation and Hydro One Inc., and except as otherwise disclosed in the Prospectus, no labour disturbance or dispute exists with the Corporation’s employees or the employees of any member of the Hydro One Group and, to the knowledge of the Corporation and Hydro One Inc., no strike, lockout, slow down or other work stoppage is imminent, in each case, that would have a Material Adverse Effect;

(ee)	the Corporation and the members of the Hydro One Group own or possess, or can acquire on reasonable terms, all material patents, Licences, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information), trade-marks, and trade-names currently employed by them in connection with the businesses now operated by them, and the business and activities of the Corporation do not, to the knowledge of the Corporation, infringe the intellectual property rights of any other person in such a way that a finding of infringement would have a Material Adverse Effect and neither the Corporation nor any member of the Hydro One Group has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which if the subject of an unfavourable decision, ruling or finding, would have a Material Adverse Effect;

(ff)	except as disclosed in the Prospectus, the Corporation and the members of the Hydro One Group are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; neither the Corporation nor any member of the Hydro One Group has been refused any insurance coverage sought or applied for; and neither the Corporation nor any member of the Hydro One Group has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect;

(gg)	the Transfer Agent, at its principal offices in Toronto, Ontario, has been duly appointed as registrar and transfer agent for the Common Shares;

(hh)	the TSX has conditionally approved the listing and posting for trading of the Common Shares, subject to the satisfaction of customary conditions required by such exchange;

(ii)	no stamp or other issuance or valued added or transfer taxes or duties or similar fees or charges are payable in connection with (A) the execution and delivery of this Agreement, (B) the sale and delivery by the Selling Shareholder of the Offered Shares or (C) the resale and delivery of the Offered Shares by the Underwriters;

(jj)

except as disclosed in the Prospectus or as would not reasonably be expected to have a Material Adverse Effect, all tax returns required to be filed by the Corporation and the members of the Hydro One Group on or prior to the date hereof have been timely filed with the appropriate Governmental Authorities and all such tax returns are complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading; all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto, due or claimed to be due have been timely paid to the appropriate Governmental Authorities, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided; neither the Corporation nor any member of the Hydro One Group is a party to any agreement, waiver or arrangement with any Governmental Authority which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment or reassessment thereof; there is no tax deficiency which has been asserted against the Corporation or any member of the Hydro One Group which would have a Material Adverse Effect; all material tax liabilities are adequately provided for in accordance with U.S. GAAP in the Financial Statements; there are no assessments, reassessments or investigations in progress, pending or, to the knowledge of the Corporation or Hydro One Inc., threatened, against the Corporation or any member of the Hydro One Group in respect of taxes; and there are no Liens for taxes upon the assets of the Corporation or any member of the Hydro One Group; and, for greater certainty, references to “tax” or “taxes” in this Agreement shall include any amounts payable under section 89 or 90 of the Electricity Act or under Regulation 207/99 to the Electricity Act;

(kk)	the minute books and corporate records of the Corporation and Hydro One Inc. made available to Blake, Cassels & Graydon LLP are the original minute books and records of the Corporation and Hydro One Inc. and contain the minutes, or certified copies thereof, of all proceedings of the shareholders and directors of the Corporation and Hydro One Inc., respectively, to the date hereof other than the minutes of the meetings of the board of directors of Hydro One Inc. held on May 14, 2002, May 31, 2002, June 4, 2002 and the minutes of the meetings of the joint board of directors of the Corporation and Hydro One Inc. held on August 31, 2015, September 9, 2015, October 8, 2015 and October 23, 2015, the minutes of the meeting of the Audit Committee of Hydro One Inc. held on August 11, 2015, the minutes of the meeting of the Nominating, Corporate Governance, Public Policy & Regulatory Committee of Hydro One Inc. held on August 11, 2015, the minutes of the meetings of the Human Resources Committee of Hydro One Inc. held on August 11, 2015 and August 24, 2015, the minutes of the joint meetings of the Human Resources Committee of the Corporation and Hydro One Inc. held on September 29, 2015 and October 23, 2015 and the minutes of the meeting of the Health, Safety, Environment and First Nations & Métis Committee of Hydro One Inc. held on August 11, 2015 (the “Missing Minutes”), and such minute books and records are true, correct and complete in all material respects and since being made available as aforesaid there have been no changes, additions or alterations thereto and, including in the Missing Minutes, nothing has been approved or authorized that would have the effect of limiting or restricting the Corporation’s or Hydro One Inc.’s ability to complete the actions contemplated by this Agreement or in connection with the Pre-Closing Transactions, including making any necessary filings with the securities regulatory authorities in Canada.

(ll)	the Corporation has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares;

(mm)	neither the Corporation nor any member of the Hydro One Group is aware of or has taken any action, directly or indirectly, that would result in a violation by the Corporation or any member of the Hydro One Group of the Anti-Corruption Laws, and the Corporation and the members of the Hydro One Group have conducted their businesses in compliance with the Anti-Corruption Laws and have instituted and maintain policies and procedures reasonably designed to ensure continued compliance therewith;

(nn)	the operations of the Corporation and the members of the Hydro One Group are conducted and, to the knowledge of the Corporation and Hydro One Inc., have been conducted in compliance with the Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any member of the Hydro One Group with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Corporation and Hydro One Inc., threatened; and

(oo)	none of the Corporation nor any member of the Hydro One Group, nor any director or officer thereof, nor, to the Corporation’s knowledge, any employee, agent or affiliate thereof, is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or similar sanctions administered by the Canadian Department of Foreign Affairs and Trade and Development and/or the Canada Border Services Agency, nor is located, organized or resident in a country or territory that is the subject of any such sanctions;

8.	Representations and Warranties of the Selling Shareholder

The Selling Shareholder represents and warrants to the Underwriters, the Corporation and Hydro One Inc., and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Firm Shares and the Option Shares, if any, and the Corporation and Hydro One Inc. are relying upon such representations and warranties in entering into this Agreement, that:

(a)	each of this Agreement, the Registration Rights Agreement and the Governance Agreement has been, or will at the Closing Time have been, duly authorized, executed and delivered on behalf of the Selling Shareholder and is or, if applicable, will then be a legal, valid and binding obligation of the Selling Shareholder, enforceable against it in accordance with its terms, subject to

(i)	limitations with respect to the enforcement of remedies by bankruptcy, insolvency, reorganization, moratorium, winding-up, arrangement, fraudulent preference and conveyance and other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law);

(ii)	general equitable principles and the fact that the availability of equitable remedies such as specific performance and injunction are not available against the Selling Shareholder and that a court may stay proceedings or the execution of judgments;

(iii)	statutory limitations of general application respecting the enforceability of claims against the Selling Shareholder or its property;

(iv)	section 11.3 of the Financial Administration Act (Ontario); and

(v)	section 43 of the Financial Administration Act (Ontario);

(b)

the sale of the Offered Shares and the compliance by the Selling Shareholder with all of the provisions of this Agreement, the Registration Rights Agreement and the Governance Agreement and the consummation of the transactions herein and therein contemplated and the transactions contemplated in connection with the Pre-Closing Transactions to which it is a party, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any applicable laws, indenture, note, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound, or to which any of the property or assets of the Selling Shareholder is subject or any statute or any order, rule or regulation of any Governmental Authority or body or court having jurisdiction over the Selling Shareholder or the property thereof;

(c)	immediately prior to the applicable Closing Time, the Selling Shareholder will have good and valid title to the Offered Shares, free and clear of all Liens, equities and claims and, upon delivery of the applicable Offered Shares and payment therefor pursuant hereto, good and valid title to such Offered Shares, free and clear of all Liens, equities and claims, will pass to the several Underwriters;

(d)	the Selling Shareholder has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Offered Shares;

(e)	other than as disclosed in the Prospectus, there is no action, proceeding or investigation pending or, to the knowledge of the Selling Shareholder, threatened against or affecting the Corporation, any member of the Hydro One Group or the Selling Shareholder, at law or in equity, before or by any federal or provincial court or federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which (i) questions the validity of any action taken or to be taken by the Corporation or the Selling Shareholder pursuant to this Agreement, the Registration Rights Agreement or the Governance Agreement or in connection with the Offering or the Pre-Closing Transactions or (ii) challenges the validity of the Electricity Act Amendments;

9.	Covenants of the Corporation, Hydro One Inc. and the Selling Shareholder

The Corporation and Hydro One Inc., jointly and severally, and the Selling Shareholder, severally and not jointly with the Corporation and Hydro One Inc., covenant and agree with the Underwriters that:

(a)	when responsible for a filing with Canadian Securities Regulators in connection with giving effect to this Agreement and the transactions contemplated by the Supplemented PREP Prospectus, it will advise the Underwriters, promptly after receiving notice thereof, of the time when the Supplemented PREP Prospectus or any Supplementary Material has been filed and when the receipts in respect thereof, if applicable, have been obtained from all of the Canadian Securities Regulators, and will provide evidence satisfactory to the Underwriters of each such filing and issuance or deemed issuance of receipts;

(b)

it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator, the SEC or any state securities regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus, the U.S. Placement Memorandum or any Supplementary Materials, as applicable, and will use its reasonable commercial efforts to prevent the issuance of any such order and, if any such order is issued, shall take all reasonable steps that it is able to take to obtain the withdrawal of the order promptly; (ii) the suspension of the qualification of the Offered Shares for distribution or sale in any of the Qualifying Jurisdictions; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Canadian Securities Regulator for an amendment or supplement to the Prospectus, or for additional information; and

(c)	it will use its reasonable commercial efforts to promptly do, make, execute, deliver or cause to be done, made executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement and the transactions contemplated by the Supplemented PREP Prospectus (including the Pre-Closing Transactions) and take all such steps as may be reasonably within their power to implement to their full extent the provisions of this Agreement and the transactions contemplated by the Supplemented PREP Prospectus.

10.	Commercial Copies

The Corporation or Hydro One Inc. shall cause commercial copies of the Supplemented PREP Prospectus, in the English and French languages, and the Final U.S. Placement Memorandum to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written or oral instructions to the printer of such documents. Such delivery of the Supplemented PREP Prospectus and the Final U.S. Placement Memorandum shall be effected as soon as possible after filing of the Supplemented PREP Prospectus with the Canadian Securities Regulators, but in any event on or before 12:00 p.m. (Toronto time) on the second business day after the date of this Agreement (for deliveries in Toronto) and on or before 12:00 p.m. (local time) on the third business day after the date of this Agreement (for deliveries in Canada other than in Toronto). Such deliveries shall constitute the consent of the Corporation, Hydro One Inc. and the Selling Shareholder to the Underwriters’ use of the Supplemented PREP Prospectus for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and the use of the Final U.S. Placement Memorandum for delivery to purchasers in the United States in accordance with Rule 144A. The Corporation or Hydro One Inc. shall similarly cause to be delivered commercial copies of any Supplementary Material or amendments to the Final U.S. Placement Memorandum. The commercial copies of the Supplemented PREP Prospectus or any Supplementary Materials shall be identical in content to the electronically transmitted versions thereof filed on SEDAR.

11.	Change of Closing Date

Subject to the termination provisions contained in Section 18, if a material change or a change in a material fact occurs prior to the Closing Date or an Option Closing Date, if applicable, the Closing Date or the Option Closing Date, as the case may be, shall be, unless the Corporation, the Selling Shareholder and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, the sixth Business Day following the later of:

(a)	the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Jurisdictions and any appropriate receipt(s) obtained for such filings and notice of such filings from the Corporation or its counsel have been received by the Underwriters and the Selling Shareholder; and

(b)	the date upon which the commercial copies of any Supplementary Materials have been delivered in accordance with Section 10.

12.	Completion of Distribution; Market Stabilization

(a)	The Underwriters shall use their reasonable commercial efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time, and shall, and shall cause each Selling Firm to, after the Closing Time, give prompt written notice to the Selling Shareholder and the Corporation when, in the opinion of the Underwriters, they have completed the distribution of the Offered Shares, including notice of the total proceeds realized or number of Offered Shares sold in each of the Qualifying Jurisdictions and any other jurisdiction.

(b)	In connection with the distribution of the Offered Shares, the Underwriters and members of the other Selling Firms, if any, may over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels above those that might otherwise prevail in the open market, in compliance with Canadian Securities Laws and the rules and policies of the TSX and the Investment Industry Regulatory Association of Canada. Those stabilizing transactions, if any, may be discontinued at any time.

(c)	The obligations of the Underwriters under this Section 12 are several and not joint. No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

13.	Material Change or Change in Material Fact During Distribution

(a)	During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Offered Shares under the Supplemented PREP Prospectus and the Final U.S. Placement Memorandum, the Corporation, Hydro One Inc. or the Selling Shareholder shall promptly notify the Underwriters in writing of:

(i)	any filing made by the Corporation or the Selling Shareholder of information relating to the Offering with any securities exchange or Governmental Authority in Canada, the United States or any other jurisdiction (exclusive of information that is prepared or filed by the Selling Shareholder for legislative, regulatory (other than securities regulatory), policy or political purposes);

(ii)	any material change (actual, anticipated, contemplated or threatened, financial or otherwise) with respect to the Corporation and the Hydro One Group, taken as a whole;

(iii)	any material fact which has arisen or has been discovered and would have been necessary to have been stated in the Supplemented PREP Prospectus or the Final U.S. Placement Memorandum had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Supplemented PREP Prospectus or any Supplementary Material which fact or change is, or may reasonably be, of such a nature as to render any statement in the Supplemented PREP Prospectus or any Supplementary Material

misleading or untrue in any material respect or which would result in a misrepresentation in the Supplemented PREP Prospectus or any Supplementary Material, or which would result in the Final U.S. Placement Memorandum containing any untrue statement of a material fact or omitting any statement that is necessary to make a statement contained in such disclosure not misleading in light of the circumstances under which it was made or which would result in the Supplemented PREP Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Canadian Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Offered Shares.

(b)	The Corporation and the Selling Shareholder shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filing and other requirements under Canadian Securities Laws as a result of a fact or change referred to in Section 13(a), provided that the Corporation and the Selling Shareholder shall not file any Supplementary Material or other document without first consulting with the Underwriters with respect to the form and content thereof and obtaining the approval of the Underwriters, which approval will not be unreasonably withheld.

(c)	The Corporation and the Selling Shareholder shall in good faith discuss with the Co-Lead Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 13.

14.	Change in Canadian Securities Laws

If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which requires the filing of any Supplementary Material, the Corporation, Hydro One Inc. and the Selling Shareholder shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the Canadian Securities Regulator in each Qualifying Jurisdiction in which such filing is required.

15.	Underwriting Fee

In consideration of the underwriting services provided and to be provided by the Underwriters in connection with the Offering, the Selling Shareholder agrees to pay to the Underwriters a fee of $0.205 for each Offered Share purchased by the Underwriters from it that is sold by the Underwriters to an Institutional Investor and $0.615 for each other Offered Share purchased by the Underwriters from it (collectively, the “Underwriting Fee”), exclusive of applicable taxes (if any). The Underwriters shall provide evidence reasonably satisfactory to the Selling Shareholder as to the allocation of sales between Institutional Investors and other investors. The Underwriting Fee shall be inclusive of a 6.00% work fee payable 50% to RBC Dominion Securities Inc. and 50% to Scotia Capital Inc. The Underwriting Fee shall be payable as provided for in Section 16.

16.	Delivery of Purchase Price, Underwriting Fee and Offered Shares

(a)	The purchase and sale of the Firm Shares and any Option Shares shall be completed at the Closing Time or the Option Closing Time, as the case may be, at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario or at such other place upon which the Underwriters, the Selling Shareholder and the Corporation may agree.

(b)	At the Closing Time or the Option Closing Time, as the case may be, the Selling Shareholder shall duly and validly deliver to the Underwriters one or more definitive share certificate(s) representing the number of Offered Shares to be purchased by the Underwriters on such date, registered in the name of “CDS & CO.” or in such other name or names as the Co-Lead Underwriters may direct the Corporation and the Selling Shareholder in writing not less than 48 hours prior to the Closing Time or the Option Closing Time, as the case may be. Alternatively, if requested by the Co-Lead Underwriters, at the Closing Time or the Option Closing Time, as the case may be, the Selling Shareholder shall duly and validly deliver to the Underwriters, in uncertificated form or in the manner directed by the Underwriters in writing, the Offered Shares to be purchased on such date, registered in the name of “CDS & CO.” or in such other name or names as the Co-Lead Underwriters may direct the Selling Shareholder in writing not less than 48 hours prior to the Closing Time or the Option Closing Time, as the case may be. In either case, such delivery of Offered Shares shall be against payment by the Underwriters to the Selling Shareholder of the aggregate Purchase Price for the Offered Shares to be purchased on such date, net of the applicable aggregate Underwriting Fee therefor, by wire transfer of immediately available funds, together with a receipt signed by the Co-Lead Underwriters for such Offered Shares and acknowledging receipt of payment of the applicable Underwriting Fee.

(c)	To facilitate an efficient and timely closing at the Closing Time or the Option Closing Time, as the case may be, the Co-Lead Underwriters, on behalf of the Underwriters, may choose to initiate wire transfers of immediately available funds to the Selling Shareholder prior to the Closing Time or the Option Closing Time, as the case may be. If the Co-Lead Underwriters do so, the Selling Shareholder agrees that such transfer of funds prior to the Closing Time or the Option Closing Time, as the case may be, does not constitute a waiver by the Underwriters of any of the conditions of Closing or the Option Closing, as the case may be, set out in this Agreement. Furthermore, the Selling Shareholder agrees that any such funds received from the Underwriters prior to the Closing Time or prior to the Option Closing Time, as the case may be, will be held by the Selling Shareholder in trust solely for the benefit of the Underwriters until the Closing Time or the Option Closing Time, as the case may be, and if the Closing or the Option Closing, as the case may be, does not occur at the scheduled Closing Time or the Option Closing Time, as the case may be, such funds shall be immediately returned by wire transfer to the Co-Lead Underwriters, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing or the Option Closing, as the case may be, and the delivery to the Underwriters of the items set out in Section 17, the funds held by the Selling Shareholder in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Selling Shareholder in satisfaction of the obligation of the Underwriters under this Section 16, and upon such delivery the trust constituted by this Section 16(c) shall be terminated without further formality.

17.	Conditions to Underwriters’ Obligation to Purchase

The Underwriters’ obligation to purchase the Firm Shares at the Closing Time shall be subject to the respective representations and warranties of the Corporation, Hydro One Inc. and the Selling Shareholder contained in this Agreement being accurate in all material respects (except for such representations and warranties qualified by materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date, to the Corporation, Hydro One Inc. and the Selling Shareholder having performed all of their respective obligations under this Agreement and to the following additional conditions:

(a)	the Underwriters shall have received at the Closing Time the following opinions:

(i)	a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Selling Shareholder (and if required for opinion purposes only, to counsel to the Underwriters) from Osler, Hoskin & Harcourt LLP, Canadian counsel to the Corporation, as to the laws of Canada and the Qualifying Jurisdictions, which counsel may in turn rely upon the opinions of local counsel where it deems such reliance proper as to the laws other than those of Canada and the Provinces of Alberta, British Columbia, Ontario and Québec, and as to matters of fact, on certificates of Governmental Authorities and officers of the Corporation and letters from stock exchange representatives and transfer agents, with respect to the following matters, which opinion may be subject to customary assumptions and qualifications:

(A)	as to the existence of the Corporation under the laws of its jurisdiction of incorporation and as to the corporate power and capacity of the Corporation to own and lease its property and assets and carry on its business as described in the Supplemented PREP Prospectus, to undertake the Pre-Closing Transactions to which it is a party, and to execute, deliver and perform its obligations under this Agreement, the Registration Rights Agreement and the Governance Agreement;

(B)	as to the existence of each of Hydro One Inc. and Hydro One Networks Inc. under the laws of its jurisdiction of incorporation and as to the corporate power and capacity of Hydro One Inc. and Hydro One Networks Inc. to own and lease its property and assets and carry on its business as described in the Supplemented PREP Prospectus and to undertake the Pre-Closing Transactions to which it is a party;

(C)	as to the authorized and issued capital of the Corporation and that the outstanding Common Shares (including the Offered Shares) have been duly authorized and have been validly issued by the Corporation and are outstanding as fully paid and non-assessable Common Shares;

(D)	that all necessary corporate action has been taken by the Corporation and Hydro One Inc. to authorize the execution of each of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and, if applicable, any Supplementary Material and the filing of such documents under Canadian Securities Laws in each of the Qualifying Jurisdictions, and to authorize the use and delivery of the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum including any amendments or supplements thereto;

(E)

that no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Corporation or Hydro One Inc. under the laws of the Province of Ontario and the federal laws of Canada applicable therein in connection with the execution and delivery of or with the performance by the Corporation of its obligations under this Agreement, the Registration

Rights Agreement and the Governance Agreement and the consummation of the Pre-Closing Transactions to which the Corporation and/or Hydro One Inc. are a party, except as have been obtained or made and are in full force and effect, or as required by Canadian Securities Laws with regard to the distribution of the Offered Shares, if any, in the Qualifying Jurisdictions;

(F)	that all necessary corporate action has been taken by the Corporation to (i) authorize the execution and delivery of this Agreement, the Registration Rights Agreement and the Governance Agreement and the performance by the Corporation of its obligations hereunder and thereunder and (ii) to authorize the completion of the Pre-Closing Transactions to which it is a party;

(G)	that all necessary corporate action has been taken by Hydro One Inc. to authorize the completion of the Pre-Closing Transactions to which it is a party;

(H)	that each of this Agreement, the Registration Rights Agreement and the Governance Agreement has been duly executed and delivered by the Corporation and Hydro One Inc. (to the extent it is a party thereto) and constitutes a legal, valid and binding obligation of the Corporation and Hydro One Inc. (to the extent it is a party thereto) and is enforceable against the Corporation and Hydro One Inc. (to the extent it is a party thereto) in accordance with its terms, subject to customary qualifications for enforceability opinions;

(I)	that the execution and delivery of this Agreement, the Registration Rights Agreement and the Governance Agreement and the performance by the Corporation and Hydro One Inc. of its obligations hereunder and thereunder do not and will not result in a breach (whether after notice or lapse of time or both) of, or constitute a default under: (1) any of the terms, conditions or provisions of the articles or by-laws of the Corporation or Hydro One Inc.; or (2) any statute, published rule or regulation under the laws of the Province of Ontario or the federal laws of Canada applicable to the Corporation or Hydro One Inc.;

(J)	that the attributes of the Common Shares and preferred shares of the Corporation conform in all material respects with the description thereof in the Supplemented PREP Prospectus;

(K)	that the form and terms of the certificates representing the Common Shares have been duly approved by the Corporation and comply with the provisions of the articles and by-laws of the Corporation and the requirements of the OBCA;

(L)	that the Transfer Agent, at its principal offices in the city of Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares;

(M)	that all necessary documents have been filed, all requisite proceedings have been taken and all legal requirements have been fulfilled by the Corporation, Hydro One Inc. and the Selling Shareholder to qualify the Offered Shares for distribution and sale to the public in each of the Qualifying Jurisdictions through investment dealers registered under the applicable securities laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable securities laws;

(N)	as to compliance with the laws of the Province of Québec relating to the use of the French language in connection with the Offering and documents to be delivered to purchasers in such province, including without limitation the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and, if applicable, any Supplementary Material;

(O)	that the Offered Shares have been conditionally approved for listing by the TSX, subject to the fulfilment of the requirements of the TSX on or before January 25, 2016;

(P)	that the statements contained in the Supplemented PREP Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” are an accurate summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of the Offered Shares, subject to the assumptions, limitations and qualifications stated or referred to therein; and

(Q)	as to any other legal matters reasonably requested by the Underwriters;

(ii)	The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation, Hydro One Inc. and the Selling Shareholder from Torys LLP, Canadian counsel to the Selling Shareholder, as to the laws of the Province of Ontario and Canada, which counsel in turn may rely upon certificates of Governmental Authorities and authorized representatives the Selling Shareholder, with respect to the following matters:

(A)	as to the power and capacity of the Selling Shareholder to undertake the Pre-Closing Transactions to which it is a party and to execute, deliver and perform its obligations under this Agreement, the Registration Rights Agreement and the Governance Agreement;

(B)	that all necessary action has been taken by the Selling Shareholder to authorize the execution of each of the Preliminary Prospectus, the Amended Preliminary Prospectus, the Base PREP Prospectus, the Supplemented PREP Prospectus and, if applicable, any Supplementary Material and the filing of such documents under Canadian Securities Laws in each of the Qualifying Jurisdictions, and to authorize the use and delivery of the Preliminary U.S. Placement Memorandum and the Final U.S. Placement Memorandum including any amendments or supplements thereto;

(C)	that no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Selling Shareholder under the laws of the Province of Ontario and the federal laws of Canada applicable therein in connection with the execution and delivery of or with the performance by the Selling Shareholder of its obligations under this Agreement, the Registration Rights Agreement and the Governance Agreement and the consummation of the Pre-Closing Transactions to which it is a party, except as have been obtained or made and are in full force and effect, or as required by Canadian Securities Laws with regard to the distribution of the Offered Shares, if any, in the Qualifying Jurisdictions;

(D)	that all necessary action has been taken by the Selling Shareholder to (i) authorize the execution and delivery of this Agreement, the Registration Rights Agreement and the Governance Agreement and the performance by the Selling Shareholder of its obligations hereunder and thereunder and (ii) to authorize the completion of the Pre-Closing Transactions;

(E)	that each of this Agreement, the Registration Rights Agreement and the Governance Agreement has been duly executed and delivered by the Selling Shareholder and constitutes a legal, valid and binding obligation of the Selling Shareholder and is enforceable against the Selling Shareholder in accordance with its terms, subject to the qualifications set out in Section 8(a);

(F)	that the execution and delivery of this Agreement, the Registration Rights Agreement and the Governance Agreement and the performance by the Selling Shareholder of its obligations hereunder and thereunder and completion of the Pre-Closing Transactions to which it is a party do not and will not result in a breach (whether after notice or lapse of time or both) of, or constitute a default under: (1) any statute, published rule or regulation under the laws of the Province of Ontario or the federal laws of Canada; or (2) to such counsel’s knowledge, any judgment, order or decree of any Canadian federal or provincial government body, agency or court having jurisdiction over the Selling Shareholder; and

(G)	as to any other legal matters reasonably requested by the Underwriters;

(iii)	a legal opinion of Blake, Cassels & Graydon LLP, dated the Closing Date, addressed to the Underwriters with respect to such matters as the Underwriters may reasonably request; and

(iv)

in the event of any sales of Offered Shares within the United States in accordance with this Agreement, a legal opinion of U.S. counsel to the Corporation, Osler, Hoskin & Harcourt LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the Selling Shareholder, to the effect that the offer, sale and delivery of the Offered Shares pursuant to this Agreement (including the Underwriters’ proposed offer, sale and delivery of the Offered Shares on the terms and in the manner set forth in the Prospectus and the U.S. Placement Memorandum and this Agreement) do not require registration under the U.S. Securities Act, it being understood that U.S. counsel need not express any opinion as to any subsequent resale of any Offered Shares;

(b)	the Underwriters shall have received at the Closing Time one or more letters dated the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the directors of the Corporation and the directors of Hydro One Inc. from KPMG LLP confirming the continued accuracy of the comfort letters to be delivered to the Underwriters pursuant to Section 5(a)(vii), with such changes as may be necessary to bring the information in such letters forward to a date not more than two Business Days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably;

(c)	the Underwriters shall have received at the Closing Time the following closing certificates:

(i)	a certificate dated the Closing Date, addressed to the Underwriters (and, if necessary for opinion purposes, counsel to the Corporation, Hydro One Inc. and the Underwriters) and signed by appropriate officers of the Corporation acceptable to the Underwriters, acting reasonably, with respect to (A) the constating documents of the Corporation, (B) the absence of proceedings taken regarding dissolution, (C) all resolutions of the board of directors of the Corporation and Hydro One Inc. and all resolutions and declarations of the Selling Shareholder, as sole shareholder of the Corporation and Hydro One Inc., relating to this Agreement, the Registration Rights Agreement, the Governance Agreement and the Pre-Closing Transactions, (D) the incumbency and specimen signatures of signing officers of the Corporation and (E) such other matters as the Underwriters may reasonably request;

(ii)	a certificate dated the Closing Date, addressed to the Underwriters (and if necessary for opinion purposes counsel to the Corporation, Hydro One Inc. and the Underwriters) and signed on behalf of the Corporation and Hydro One Inc. by their respective President and Chief Executive Officers, Chief Financial Officers and Chief Operating Officers or other senior officers of the Corporation and Hydro One Inc. acceptable to the Underwriters, certifying for and on behalf of the Corporation and Hydro One Inc. and without personal liability, after having made due enquiry and after having duly examined the Supplemented PREP Prospectus, the Final U.S. Placement Memorandum and any Supplementary Material:

(A)	that since the respective dates as of which information is given in the Supplemented PREP Prospectus, as amended by any Supplementary Material, and the Final U.S. Placement Memorandum: (1) there has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) with respect to the Corporation and the Hydro One Group, taken as a whole; and (2) no transaction has been entered into by the Corporation or any member of the Hydro One Group which is material to the Corporation and the Hydro One Group, taken as a whole, other than as disclosed in the Supplemented PREP Prospectus, the Final U.S. Placement Memorandum or the Supplementary Material, as the case may be;

(B)	that the Prospectus does not contain a misrepresentation and contains full, true and plain disclosure of all material facts relating to the Offered Shares and that the Final U.S. Placement Memorandum, as of its date and as of the Closing Date, did not and does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading within the meaning of the U.S. Exchange Act;

(C)	that no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of Canadian Securities Laws or by any Governmental Authority;

(D)	that the Corporation has complied in all material respects with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(E)	that the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time in all material respects (except for such representations and warranties of the Corporation qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warrantees that are given as of a specified date, in which case they will be true and correct in all material respects as of that date only (except for such representations and warranties of the Corporation qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects); and

(iii)	a certificate dated the Closing Date, addressed to the Underwriters, the Corporation and Hydro One Inc. (and if necessary for opinion purposes, counsel to the Corporation, Hydro One Inc., the Selling Shareholder and the Underwriters) and signed on behalf of the Selling Shareholder by an authorized signatory of the Selling Shareholder acceptable to the Underwriters, certifying for and on behalf of the Selling Shareholder and without personal liability, after having made due enquiry:

(A)	that no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Corporation has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such signatories, contemplated or threatened under any of Canadian Securities Laws or by any Governmental Authority;

(B)	that the Selling Shareholder has complied in all material respects with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(C)	that the representations and warranties of the Selling Shareholder contained in this Agreement are true and correct as of the Closing Time in all material respects (except for such representations and warranties of the Selling Shareholder qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects) with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement, except in respect of any representations and warrantees that are to be true and correct as of a specified date, in which case they will be true and correct in all material respects as of that date only (except for such representations and warranties of the Selling Shareholder qualified by materiality or which refer to a Material Adverse Effect, which shall be true and correct in all respects);

(d)	the Firm Shares shall have been approved for listing on the TSX on or before the Business Day immediately preceding the Closing Date, subject only to the satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances;

(e)	except as disclosed in the Prospectus and except as announced by any approved rating organization on or before the date of this Agreement as having occurred or which may occur after the date of this Agreement, no downgrading shall have occurred in the credit rating of the Corporation or Hydro One Inc. from any approved rating organization and no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its credit rating of the Corporation or Hydro One Inc.; and

(f)	the Pre-Closing Transactions shall have been completed on substantially the terms disclosed in the Prospectus.

The several obligations of the Underwriters hereunder to purchase the Option Shares agreed to be purchased on an Option Closing Date, if any, are subject to the respective representations and warranties of the Corporation, Hydro One Inc. and the Selling Shareholder contained in this Agreement being accurate as of the date of this Agreement and as of the Option Closing Date, to the Corporation, Hydro One Inc. and the Selling Shareholder having performed all of their respective obligations under this Agreement, to the satisfaction, as of the Option Closing Date, of the conditions set out in Section 17(d), Section 17(e) and Section 17(f) and to the delivery to the Underwriters on such Option Closing Date of: (i) opinions dated the Option Closing Date substantially similar to the opinions referred to in Section 17(a); (ii) one or more letters dated the Option Closing Date from KPMG LLP substantially similar to the letter(s) referred to in Section 17(b); and (iii) certificates dated the Option Closing Date substantially similar to the officer’s certificates referred to in Section 17(c), together with such other customary closing certificates and documents as the Underwriters may reasonably request with respect to the good standing of the Corporation and other matters related to the sale of the Option Shares.

18.	Rights of Termination

(a)	At or prior to the Closing Time, any Underwriter shall have the right to terminate its obligations hereunder by written notice to the Corporation and the Selling Shareholder if, after the date hereof and prior to the Closing Time:

(i)	there should occur, be announced or be discovered any material change or any change in a material fact in relation to the Corporation which, in the opinion of any of the Underwriters, acting reasonably, is expected to result in the purchasers of a material number of Offered Shares exercising their right under applicable Canadian Securities Laws to withdraw from their purchase of Offered Shares or would be expected to have a significant adverse effect on the market price or value of the Offered Shares;

(ii)	(A) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or (B) there shall have occurred any outbreak or escalation of hostilities, declaration by Canada or the United States of a national emergency or war, or other calamity or crisis, in either case, which, in the opinion of any Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of Corporation and the Hydro One Group, taken as a whole;

(iii)	any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is instituted, announced or threatened or any order is made by any federal, provincial, state, municipal or other Governmental Authority in relation to the Corporation which, in the opinion of any Underwriter, acting reasonably, operates to prevent or restrict the distribution or trading of the Offered Shares;

(iv)	any order to cease or suspend trading in the Corporation’s securities or to prohibit or restrict the distribution of the Offered Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any of the Canadian Securities Regulators or the TSX and has not been rescinded, revoked or withdrawn;

(v)	there is announced any change or proposed change in law, regulation or policy or the interpretation or administration thereof, if, in the opinion of any Underwriter, acting reasonably, such change, announcement, or proposal materially adversely affects, or may materially adversely affect, the trading or distribution of the Offered Shares or the trading of any other securities of the Corporation;

(vi)	the Pre-Closing Transactions have not occurred prior to the Closing Time or the Corporation or the Selling Shareholder advises the Underwriters that the Pre-Closing Transactions will not occur; or

(vii)	the state of financial markets in Canada or the United States is such that, in the reasonable opinion of any of the Underwriters, the Offered Shares cannot be marketed profitably.

(b)	Each of the Selling Shareholder and the Corporation agrees that all terms and conditions in Section 17 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Selling Shareholder or the Corporation to comply with any such conditions shall entitle any of the Underwriters to terminate its obligations to purchase the Offered Shares by notice to that effect given to the Selling Shareholder and the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(c)	The rights of termination contained in Section 18(a) may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Selling Shareholder or the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of any terminating Underwriter to the Corporation, Hydro One Inc. or the Selling Shareholder or on the part of the Corporation, Hydro One Inc. or the Selling Shareholder to any terminating Underwriter, except in respect of any liability which may have arisen prior to or arise after such termination under Sections 19, 20 and 23. A notice of termination given by an Underwriter under Section 18(a) shall not be binding upon any other Underwriter who has not also executed such notice.

19.	Indemnity

(a)	Rights of Indemnity by the Corporation and Hydro One Inc. to the Underwriters

The Corporation and Hydro One Inc., jointly and severally, agree to indemnify and save harmless each of the Underwriters and each of their respective affiliates, and each of their respective directors, officers, partners, employees, agents and controlling persons (if any) (collectively, the “Indemnified Parties” and each and “Indemnified Party”) from and against all liabilities, claims, losses (other than loss of profits), costs, damages and expenses, or actions in respect thereof (collectively, “Claims”) and to reimburse such parties for any legal and other expenses reasonably incurred by such parties in connection with investigating or defending any such Claim as such expenses are incurred, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any information or statement contained in the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or in any certificate of the Corporation or Hydro One Inc. delivered pursuant to this Agreement which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or an untrue statement of a material fact;

(ii)	any omission or alleged omission to state in the Prospectus, the U.S. Placement Memorandum, any Supplementary Material or any certificates of the Corporation or Hydro One Inc. delivered pursuant to this Agreement, any material fact necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(iii)	any order made or enquiry, investigation or proceeding commenced or threatened by any court, securities commission or other competent authority based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact necessary to make any statement not misleading in light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation contained in or omitted from the Prospectus, the U.S. Placement Memorandum or any Supplementary Material or based upon any failure to comply with Canadian Securities Laws, the U.S. Securities Act or the U.S. Exchange Act (other than any failure or alleged failure to comply by the Underwriters and insofar as such Claims are caused by any misrepresentation based on information furnished in writing to the Corporation by or on behalf of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Offered Shares in any of the Qualifying Jurisdictions or the United States;

(iv)	the non-compliance or alleged non-compliance by the Corporation or Hydro One Inc. with any Canadian Securities Laws or the U.S. Securities Act in connection with the transactions contemplated by this Agreement, including the Corporation’s or Hydro One Inc.’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation or Hydro One Inc. of its representations, warranties, covenants or obligations to be complied with under this Agreement or any other document to be delivered pursuant to this Agreement.

(b)	Rights of Indemnity by the Selling Shareholder to the Underwriters

The Selling Shareholder agrees to indemnify and save harmless each of the Indemnified Parties from and against all Claims and to reimburse such parties for any legal and other expenses reasonably incurred by such parties in connection with investigating or defending any such Claim as such expenses are incurred, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)	any order made or enquiry, investigation or proceeding commenced or threatened by any court, securities commission or other competent authority based upon any failure or alleged failure of the Selling Shareholder to comply with Canadian Securities Laws or U.S. securities laws, preventing or restricting the trading in or the sale or distribution of the Offered Shares in any of the Qualifying Jurisdictions or the United States;

(ii)	the non-compliance or alleged non-compliance by the Selling Shareholder with any of Canadian Securities Laws or the U.S. Securities Act in connection with the transactions contemplated by this Agreement; or

(iii)	any breach by the Selling Shareholder of its representations, warranties, covenants or obligations to be complied with under this Agreement or any other document to be delivered pursuant to this Agreement.

(c)	As used in this Section 19 “Applicable Indemnifier” means: (i) the Corporation and Hydro One Inc., jointly and severally, in respect of a claim for indemnification under

Section 19(a); or (ii) the Selling Shareholder in respect of a claim for indemnification under Section 19(b), as applicable.

(d)	If any Claim is asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Applicable Indemnifier in writing as soon as possible of the particulars of such Claim (provided that any failure to so notify the Applicable Indemnifier of any Claim shall not affect the Applicable Indemnifier’s liability except to the extent that the Applicable Indemnifier is actually prejudiced by such failure, and then only to such extent). The Applicable Indemnifier shall be entitled to assume the defence of any such action or proceeding brought to enforce such Claim, provided, however, that:

(i)	the defence shall be conducted through legal counsel that is reasonably satisfactory to the Indemnified Party; and

(ii)	the Applicable Indemnifier shall not, without the prior written consent of the Indemnified Party, effect the settlement or compromise of, or consent to the entry of any judgement with respect to, any pending or threatened Claim in respect of which indemnification or contribution may be sought under this Agreement (whether or not the Indemnified Party is an actual or potential party to such Claim) unless such settlement, compromise or judgement (A) includes an unconditional release of the Indemnified Party from all liability arising out of such Claim and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(e)	In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	the Applicable Indemnifier shall have agreed to pay such fees and disbursements;

(ii)	the Applicable Indemnifier shall have failed to employ counsel reasonably satisfactory to the Indemnified Party within 10 business days; or

(iii)	the named parties to any such Claim include the Applicable Indemnifier and the Indemnified Party and the Indemnified Party has been advised in writing by counsel that there are actual or potential conflicting interests between the Applicable Indemnifier, on the one hand, and the Indemnified Party on the other hand, or there are one or more legal defenses available to the Indemnified Party that are different from or additional to those available to the Applicable Indemnifier, which would make representation by the same counsel inappropriate, and if such counsel is retained the Indemnified Party shall keep the Applicable Indemnifier apprised of the developments of the Claim, including providing copies of any material documents related thereto. No admission of liability or settlement may be made by an Indemnified Party without the prior written consent of the Applicable Indemnifier, acting reasonably. It is understood that the Applicable Indemnifier shall, in connection with any one Claim or separate but substantially similar or related Claims in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of only one separate law firm (plus any applicable local counsel) at any time for all Indemnified Parties not having actual or potential differing interests.

20.	Contribution

(a)	In order to provide for a just and equitable contribution in circumstances in which the indemnities provided in Section 19 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any of the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Applicable Indemnifier and the applicable Indemnified Parties shall contribute to the aggregate of all Claims of a nature contemplated by Section 19 in such proportions as are appropriate to reflect the relative benefits received by the Applicable Indemnifier, on the one hand, and the applicable Indemnified Parties, on the other hand, from the Offering as contemplated by this Agreement, as well as the relative fault of the Applicable Indemnifier and the applicable Indemnified Parties with respect to such Claim and any other equitable considerations, whether or not the Applicable Indemnifier has been sued together with the applicable Indemnified Parties or sued separately from the applicable Indemnified Parties, provided, however, that:

(i)	the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Underwriting Fee actually received by the Underwriters from the Selling Shareholder under this Agreement;

(ii)	each Underwriter shall not, in any event, be liable to contribute, individually, any amount in excess of such Underwriter’s portion of the aggregate Underwriting Fee actually received from the Selling Shareholder under this Agreement; and

(iii)	the Underwriters’ respective obligations to contribute pursuant to this Section 20 are several in proportion to the percentages of Offered Shares set forth opposite their respective names in Section 24(a) hereof and not joint.

(b)	If any Indemnified Party has reason to believe that a claim for contribution may arise, such Indemnified Party shall give the Applicable Indemnifier notice of the particulars of the related Claim in writing, as soon as reasonably possible (provided that the failure to so notify the Applicable Indemnifier shall not relieve the Applicable Indemnifier from any liability for contribution pursuant to this Section 20 which it may have to any Indemnified Party, except to the extent that the Applicable Indemnifier is actually prejudiced by such failure, and then only to such extent).

(c)	For purposes of this Section 20, each person, if any, who controls an Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act and each Underwriter’s affiliates and selling agents shall have the same rights to contribution as such Underwriter and each person, if any, who controls the Applicable Indemnifier, as applicable, within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation.

21.	General Provisions Relating to Indemnity and Contribution

(a)	With respect to Section 19 and Section 20, the Corporation, Hydro One Inc. and the Selling Shareholder acknowledge and agree that the Underwriters are contracting on their own behalf and as agents for their respective affiliates, and each of their respective directors, officers, partners, employees, agents and controlling persons (if any) and, with respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of Section 19 and Section 20 in trust for and on behalf of such Indemnified Party.

(b)	An Indemnified Party shall cease to be entitled to the rights of indemnity and contribution contained in Section 19 and Section 20:

(i)	if the Corporation has complied with the provisions of Section 10 and the person asserting the Claim for which indemnity would otherwise be available was not delivered a copy of the Supplemented PREP Prospectus or the Final U.S. Placement Memorandum, as applicable, or was not provided with a copy of any Supplementary Material which corrects any misrepresentation contained in the Supplemented PREP Prospectus or the Final U.S. Placement Memorandum, as applicable, which is the basis for such Claim and which Supplemented PREP Prospectus, Final U.S. Placement Memorandum or Supplementary Material, as applicable, is required under Canadian Securities Laws, the U.S. Exchange Act or the terms of this Agreement to be delivered to such person by the Underwriters or members of a Selling Firm; or

(ii)	if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that a Claim to which such Indemnified Party is subject was caused by or resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of such Indemnified Party, in which case such Indemnified Party shall promptly reimburse to the Applicable Indemnifier any funds advanced to such Indemnified Party in respect of such Claim, provided that, for greater certainty, the Corporation, Hydro One Inc., the Selling Shareholder and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Supplemented PREP Prospectus, the Final U.S. Offering Memorandum or the Supplementary Material, as applicable, contained no misrepresentation shall constitute “fraud”, “fraudulent misrepresentation”, “gross negligence” or “willful misconduct” for purposes of Section 19 and Section 20 or otherwise disentitle the Underwriters from indemnification hereunder.

(c)	The reimbursement, indemnity and contribution obligations of the parties provided in Section 19 and Section 20 shall be in addition to and not in derogation of any other liability which any party may otherwise have. The remedies provided for in Section 19 and Section 20 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any party at law or in equity.

22.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

23.	Expenses and Taxes

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses of or incidental to the sale and delivery of the Offered Shares and all expenses of or incidental to all other matters in connection with the Offering (other than (i) all fees and disbursements of all legal counsel to the Underwriters (including U.S. counsel) and (ii) expenses of the Corporation and Hydro One Inc. related to compensation matters and accounting systems) shall be borne by the Selling Shareholder including, without limitation, all fees and disbursements of all legal counsel to the Corporation, Hydro One Inc. and the Selling Shareholder (including U.S., foreign and local counsel), all fees and disbursements of the Corporation’s and Hydro One Inc.’s accountants and auditors (other than fees and disbursements pertaining to their engagement with respect to interim financial statements and management’s discussion and analysis thereof), all expenses related to roadshows and marketing activities, all printing costs incurred in connection with the Offering, including preparation and printing of the Prospectus, the U.S. Placement Memorandum, any Marketing Materials or term sheets used for marketing purposes, certificates, if any, representing the Offered Shares, all prospectus filing and other filing fees, all fees and expenses relating to listing the Offered Shares on any exchanges, all fees and expenses of the Corporation’s and Hydro One Inc.’s roadshow consultants, and all transfer agent fees and expenses, together with all related taxes. In addition, whether or not the transactions contemplated by this Agreement shall be completed, the Selling Shareholder shall reimburse each of the Underwriters for all other reasonable out-of-pocket expenses of the Underwriters incurred in connection with the Offering, including, without limitation, any advertising, marketing, roadshow, printing, courier, telecommunications, data searches, presentation, travel, entertainment and other expenses incurred by them in connection with the Offering, together with all related taxes.

24.	Obligations to Purchase

(a)	Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Firm Shares or the Option Shares that they have agreed to purchase hereunder, as the case may be, at the Closing Time or the Option Closing Time, as the case may be, shall be several and not joint and each of the Underwriters shall be obligated to purchase only that percentage of the Firm Shares or the Option Shares, as the case may be, set out opposite the name of such Underwriter below.

RBC Dominion Securities Inc.	16.00%
Scotia Capital Inc.	16.00%
BMO Nesbitt Burns Inc.	14.00%
CIBC World Markets Inc.	14.00%
TD Securities Inc.	14.00%
National Bank Financial Inc.	7.25%
Barclays Capital Canada Inc.	3.50%
Credit Suisse Securities (Canada), Inc.	3.50%
Goldman Sachs Canada Inc.	3.50%
Canaccord Genuity Corp.	1.50%
Desjardins Securities Inc.	1.50%
GMP Securities L.P.	1.50%
Raymond James Ltd.	1.50%
Dundee Securities Ltd.	0.75%
Industrial Alliance Securities Inc.	0.75%
Manulife Securities Incorporated	0.75%

TOTAL	100.00%

(b)	If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Offered Shares that it has or they have agreed to purchase hereunder on such date and the aggregate number of Offered Shares with respect to which such default occurs is not more than 7.5% of the aggregate number of the Offered Shares to be purchased on such date, the other Underwriters shall be obligated, severally and not jointly, on a pro rata basis according to the percentage set forth opposite their respective names in Section 24(a) or in such other proportion as the Co-Lead Underwriters may specify, to purchase such Offered Shares. If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Offered Shares that it has or they have agreed to purchase hereunder on such date and the aggregate number of Offered Shares with respect to which such default occurs is more than 7.5% of the aggregate number of Offered Shares to be purchased on such date, the other Underwriters shall have the right, but shall not be obligated, to purchase all of such Offered Shares, and if such non-defaulting Underwriters do not purchase all of such Offered Shares, the non-defaulting Underwriters will not be obligated to purchase any Offered Shares on such date and this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Corporation or the Selling Shareholder. In either case, if the amount of such Offered Shares that the non-defaulting Underwriters are willing to purchase exceeds the amount of such Offered Shares that are available for purchase, such Offered Shares shall be divided pro rata among the non-defaulting Underwriters willing to purchase such Offered Shares in proportion to the percentage of Offered Shares which such non-defaulting Underwriters have agreed to purchase as set out in Section 24(a). In the event of a default by any Underwriter as set forth in this Section 24, the Closing Date or the Option Closing Date, as the case may be, shall be postponed for such period, not exceeding three (3) Business Days, in order that the required changes, if any, in the Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Corporation, the Selling Shareholder or any non-defaulting Underwriter for damages occasioned by its default hereunder.

(c)	In the event that one or more, but not all, of the Underwriters exercise their right of termination under Section 18, the remaining Underwriters shall have the right, but shall not be obligated, to purchase all of the Offered Shares that would otherwise have been purchased by the remaining Underwriters that have exercised their right of termination. If the amount of such Offered Shares that the remaining Underwriters are willing to purchase exceeds the amount of such Offered Shares that are available for purchase, such Offered Shares shall be divided pro rata among the remaining Underwriters willing to purchase such Offered Shares in proportion to the percentage of Offered Shares which such remaining Underwriters have agreed to purchase as set out in Section 24(a).

(d)	Nothing in this Section 24 shall oblige the Selling Shareholder to sell to the Underwriters less than all of the Firm Shares or less than all of the Option Shares that the Underwriters have elected to purchase, as the case may be, or relieve from liability to the Selling Shareholder any Underwriter which may be in default. In the event of the termination of the Corporation’s or the Selling Shareholder’s obligations under this Agreement, there shall be no further liability on the part of the Corporation or the Selling Shareholder to the Underwriters except in respect of any liability which may have arisen or may arise under Sections 19, 20, 21 and 23.

25.	Restrictions on Further Issues or Sales

During the period beginning on the Closing Date and ending on the date that is 180 days after the Closing Date, each of the Corporation and the Selling Shareholder shall not, directly or indirectly, without the prior written consent of the Co-Lead Underwriters, issue, sell, offer, grant any option, warrant or other right to purchase or agree to issue or sell, or otherwise lend, transfer, assign, pledge or dispose of (including without limitation by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or other securities of the Corporation or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Corporation, whether or not cash settled), in a public offering or by way of private placement or otherwise, any equity securities of the Corporation or other securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other equity securities of the Corporation, or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, other than:

(i)	the Offered Shares to the Underwriters;

(ii)	Common Shares or other securities of the Corporation issued as part of the Pre-Closing Transactions;

(iii)	pursuant to the transactions described in the Prospectus under the heading “Principal and Selling Shareholder” (provided that the transferee is subject to a resale restriction ending not earlier than 180 days after the Closing Date);

(iv)	Common Shares issued or delivered under any dividend reinvestment plan of the Corporation; or

(v)	as may be granted or issued in the ordinary course of business under the Corporation’s security-based compensation arrangements or employee share ownership plans, or pursuant to the conversion, exchange or exercise of any securities so granted or issued.

The foregoing shall not restrict communications by the Province with respect to its fiscal planning or budgeting processes, or in relation to policy matters concerning its previously announced intention to reduce its ownership of the Corporation over time to 40%.

26.	Survival

All representations, warranties, covenants and agreements of each of the Corporation, Hydro One Inc. and the Selling Shareholder contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Offered Shares, until the latest date under (a) applicable Canadian laws that a holder of the Offered Shares may be entitled to commence an action or exercise a right of rescission with respect to a misrepresentation contained in the Prospectus and (b) applicable United States laws that a holder of Offered Shares may be entitled to commence an action with respect to an untrue statement of a material fact contained in the U.S. Placement Memorandum or an omission to state in the U.S. Placement Memorandum a material fact that is necessary to make a statement contained in the U.S. Placement Memorandum, in light of the circumstances in which it was made, not misleading; provided that all such representations, warranties, covenants and agreements of the Corporation, Hydro One Inc. and the Selling Shareholder shall survive during the pendency of any action(s) commenced prior to the expiration of such period, including all appeals of such action(s), and the indemnification and contribution obligations of the Corporation, Hydro One Inc. and the Selling Shareholder set forth herein, which in each case shall survive indefinitely in respect of such action(s).

27.	Time

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

28.	Governing Law

The Corporation, Hydro One Inc., the Selling Shareholder and the Underwriters agree that any legal suit or proceeding arising with respect to this Agreement will be tried exclusively in the Superior Court of the Province of Ontario in Toronto and the Corporation, Hydro One Inc., the Selling Shareholder and the Underwriters agree to submit to the jurisdiction of, and to venue in, such Court. This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and federal laws of Canada applicable therein, without regard to principles of conflicts of laws. Any right to trial by jury with respect to any action or proceeding arising in connection with or as a result of either our engagement or any matter referred to in this Agreement is hereby waived by the parties hereto.

29.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Corporation or Hydro One Inc., addressed and sent to:

Hydro One Limited and Hydro One Inc.
483 Bay Street
8th Floor, South Tower
Toronto, ON M5G 2P5

Attention:	Mayo Schmidt / Michael Vels
Facsimile:	(416) 345-5660
E-mail:	mayo.schmidt@hydroone.com / michael.vels@hydroone.com

with a copy (which shall not constitute notice) sent to:

Osler, Hoskin & Harcourt LLP
100 King Street West
1 First Canadian Place, Suite 6200
Toronto, ON M5X 1B8

Attention:	Desmond Lee / Michael Innes
Facsimile:	(416) 862-6666
E-mail:	dlee@osler.com / minnes@osler.com

and, in the case of notice to be given to the Selling Shareholder, be addressed to:

Her Majesty the Queen in Right of Ontario,
As represented by the Minister of Energy
5th Floor, 56 Wellesley Street West
Toronto, ON M7A 2E7

Attention:	Legal Director, Legal Services Branch Serving the Minister of Energy
Facsimile:	(416) 325-1781
Email:	carolyn.calwell@ontario.ca

with a copy (which shall not constitute notice) sent to:

Torys LLP
79 Wellington St. W., 30th Floor
Box 270, TD South Tower
Toronto ON M5K 1N2

Attention:	Sharon Geraghty / Glen Johnson
Facsimile:	(416) 865-7380
E-mail:	sgeraghty@torys.com / grjohnson@torys.com

and, in the case of notice to be given to the Underwriters, be addressed to:

RBC Dominion Securities Inc.
4th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, ON M5J 2W7

Attention:	David Dal Bello / Kyle Walker
Facsimile:	(416) 842-5366
Email:	david.dalbello@rbccm.com / kyle.walker@rbccm.com

and to:

Scotia Capital Inc.
40 King Street West, 66th floor
Scotia Plaza
Toronto, ON M5W 2X6

Attention:	Thomas Kurfurst / Stuart Lochray
Facsimile:	(416) 863-7117
Email:	thomas.kurfurst@scotiabank.com / stuart.lochray@scotiabank.com and to:

BMO Nesbitt Burns Inc.
5th Floor, 100 King Street West
Toronto, ON M5X 1H3

Attention:	Aaron Engen
Facsimile:	(403) 515-1535
Email:	aaron.engen@bmo.com

and to:

CIBC World Markets Inc.
7th Floor, 161 Bay Street
Brookfield Place
Toronto, ON M5J 2S8

Attention:	David Williams
Facsimile:	(416) 956-6334
Email:	david.h.williams@cibc.com

and to:

TD Securities Inc.
TD Tower, 9th Floor, 66 Wellington St. West
Toronto, ON M5K 1A2

Attention:	Harold R. Holloway
Facsimile:	(416) 983-3176
Email:	harold.holloway@tdsecurities.com

and to:

National Bank Financial Inc.
311 – 6th Avenue SW, 18th Floor
Calgary, AB T2P 3H2

Attention:	Iain Watson
Facsimile:	(403) 265-0543
Email:	iain.watson@nbc.ca

and to:

Barclays Capital Canada Inc.
333 Bay Street, Suite 4910
Bay Adelaide Centre
Toronto, ON M5H 2R2

Attention:	Bruce M. Rothney
Facsimile:	(416) 863-8930
Email:	bruce.rothney@barclays.com

and to:

Credit Suisse Securities (Canada), Inc.
One First Canadian Place, Suite 2900
Toronto, ON M5X 1C9

Attention:	Ryan Lapointe
Facsimile:	(416) 352-0925
Email:	ryan.lapointe@credit-suisse.com

and to:

Goldman Sachs Canada Inc.
TD North Tower, 77 King Street West, Suite 3400
Toronto, ON M5K 1B7

Attention:	Luke Gordon
Facsimile:	(416) 343-8824
Email:	luke.gordon@gs.com

and to:

Canaccord Genuity Corp.
161 Bay Street, Suite 3100
Toronto, ON M5J 2S1

Attention:	Steven Winokur
Facsimile:	(416) 869-3876
Email:	swinokur@canaccordgenuity.com

and to:

Desjardins Securities Inc.
1170 Peel Street, Suite 300
Montreal, QC H3B 0A9

Attention:	François Carrier
Facsimile:	(514) 842-7975
Email:	francois.carrier@vmd.desjardins.com

and to:

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, ON M5H 1J8

Attention:	Alfred Avanessy
Facsimile:	(416) 943-6160
Email:	aavanessy@gmpsecurities.com

and to:

Raymond James Ltd.
40 King Street West, Suite 5400
Toronto, Ontario M5H 3Y2

Attention:	Sean C. Martin
Facsimile:	(416) 777-7114
Email:	sean.martin@raymondjames.ca

and to:

Dundee Securities Ltd.
1 Adelaide Street East, Suite 2000
Toronto, ON M5C 2V9

Attention:	Dave Anderson
Facsimile:	(416) 350-3312
Email:	danderson@dundeecapitalmarkets.com

and to:

Industrial Alliance Securities Inc.
Suite 900, 26 Wellington Street East
Toronto, ON M5E 1S2

Attention:	Richard Legault
Facsimile:	(514) 499-1071
Email:	rlegault@iagto.ca

and to:

Manulife Securities Incorporated
500-1235 North Service Road West
Oakville, ON L6M 2W2

Attention:	Sean T. Robitaille
Facsimile:	(888) 777-2375
Email:	sean_robitaille@manulife.com

with a copy (which shall not constitute notice) sent to:

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto, ON M5L 1A9

Attention:	Michael Gans / Brendan Reay
Facsimile:	(416) 863-2653
Email:	michael.gans@blakes.com / brendan.reay@blakes.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 29. Each notice shall be personally delivered to the addressee or sent by facsimile or e-mail to the addressee. A notice which is personally delivered or delivered by facsimile or e-mail shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

30.	Action by Underwriters

The Co-Lead Underwriters are hereby authorized by each of the other Underwriters to act on its behalf and the Corporation shall be entitled to and shall act on any notice given in accordance with Section 29 or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters. The Co-Lead Underwriters represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 19(b), which consent shall be given by the Indemnified Party, a notice of termination pursuant to Section 18, which notice may be given by any of the Underwriters, or any waiver pursuant to Section 18(b), which waiver must be signed by all of the Underwriters. The Co-Lead Underwriters shall, where practicable, consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

31.	No Advisory or Fiduciary Responsibility

The Corporation and the Selling Shareholder acknowledge and agree that: (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Purchase Price, is an arm’s length commercial transaction between the Selling Shareholder, on the one hand, and the several Underwriters, on the other; (b) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation or the Selling Shareholder; (c) no Underwriter has assumed an advisory or fiduciary responsibility in favour of the Corporation or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is concurrently advising the Corporation on other matters) or any other obligation to the Corporation or the Selling Shareholder except the obligations expressly set forth in this Agreement; (d) the engagement by the Selling Shareholder of each of the Underwriters in connection with the offering and sale of the Offered Shares and the process leading up to the offering and sale thereof is as independent contractors and not in any other capacity; and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation and the

Selling Shareholder has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. Furthermore, the Selling Shareholder agrees that it is solely responsible for making its own judgments in connection with the offering and sale of the Offered Shares and no Underwriter has any obligation to the Corporation or the Selling Shareholder with respect to the Offering except the obligations expressly set forth in this Agreement.

32.	Underwriters’ Activities

Each of the Corporation and the Selling Shareholder acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing institutional and retail brokerage, investment advisory, research, investment management, securities lending and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. Each of the Corporation and the Selling Shareholder agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s and the Selling Shareholder’s interest under this Agreement.

33.	TMX Group

The Corporation and the Selling Shareholder hereby acknowledge that each of Scotia Capital Inc., CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Dundee Securities Ltd. and Manulife Securities Incorporated or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and, other than Manulife Securities Incorporated and its affiliates, has a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or corporation is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

34.	Entire Agreement

This Agreement constitutes the entire agreement among the parties hereto relating to the purchase by, and sale of the Offered Shares to, the Underwriters and the process leading thereto and supersedes all prior agreements between any of those parties with respect to their respective rights and obligations in respect of such transaction and the process leading thereto.

35.	Counterparts

This Agreement may be executed and delivered (including by facsimile transmission or portable document format (PDF)) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Underwriters upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

RBC DOMINION SECURITIES INC.		SCOTIA CAPITAL INC.

By:	(signed) “David Dal Bello”	By:	(signed) “Thomas Kurfurst”
	David Dal Bello		Thomas Kurfurst
	Managing Director		Managing Director

BMO NESBITT BURNS INC.		CIBC WORLD MARKETS INC.

By:	(signed) “Greg Petit”	By:	(signed) “David Williams”
	Greg Petit		David Williams
	Director		Managing Director

TD SECURITIES INC.		NATIONAL BANK FINANCIAL INC.

By:	(signed) “Harold R. Holloway”	By:	(signed) “Iain Watson”
	Harold R. Holloway		Iain Watson
	Managing Director		Managing Director

BARCLAYS CAPITAL CANADA INC.		CREDIT SUISSE SECURITIES (CANADA), INC.

By:	(signed) “Bruce M. Rothney”	By:	(signed) “Ryan Lapointe”
	Bruce M. Rothney		Ryan Lapointe
	CEO, President and Country Head, Canada		Managing Director

GOLDMAN SACHS CANADA INC.		CANACCORD GENUITY CORP.

By:	(signed) “Luke Gordon”	By:	(signed) “Steven Winokur”
	Luke Gordon		Steven Winokur
	Managing Director		Managing Director

DESJARDINS SECURITIES INC.		GMP SECURITIES L.P.

By:	(signed) “François Carrier”	By:	(signed) “Alfred Avanessy”
	François Carrier		Alfred Avanessy
	Managing Director		Director, Investment Banking

RAYMOND JAMES LTD.		DUNDEE SECURITIES LTD.

By:	(signed) “J. Graham Fell”	By:	(signed) “David G. Anderson”
	J. Graham Fell		David G. Anderson
	Senior Managing Director		Vice Chairman

INDUSTRIAL ALLIANCE SECURITIES INC.		MANULIFE SECURITIES INCORPORATED

By:	(signed) “Richard Legault”	By:	(signed) “Stephen Arvanitidis”
	Richard Legault		Stephen Arvanitidis
	President		Managing Director

The foregoing offer is accepted and agreed to as of the date first above written.

HYDRO ONE LIMITED

Per:	(signed) “Michael Vels”
Name:	Michael Vels
Title:	Chief Financial Officer

HYDRO ONE INC.

Per:	(signed) “Michael Vels”
Name:	Michael Vels
Title:	Chief Financial Officer

HER MAJESTY THE QUEEN IN RIGHT OF ONTARIO, as represented by THE MINISTER OF ENERGY

By:	(signed) “Bob Chiarelli”
Name:	Bob Chiarelli
Title:	Minister of Energy

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein, have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and of which this Schedule forms a part and the following terms have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Shares;

“Eligible U.S. Fund Manager” means a dealer or other professional fiduciary organized, incorporated or (if an individual) resident in the United States that is acting solely for a discretionary or similar account (other than an estate or trust) held for the benefit or account of a person that is not a U.S. Person for which it has sole investment discretion;

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D under the U.S. Securities Act, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter; and

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Underwriters that:

(a)	the Corporation is, and on the Closing Date and any Option Closing Date will be, a “foreign issuer” within the meaning of Rule 902(e) of Regulation S and reasonably believes and will reasonably believe that there is no Substantial U.S. Market Interest with respect to the Common Shares;

(b)	the Corporation is not, and after giving effect to the sale of the Offered Shares contemplated hereby will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, and the rules thereunder;

(c)	neither the Corporation nor any of its affiliates (within the meaning of the U.S. Securities Act), nor any person acting on its or their behalf (other than the Selling Shareholder, the Underwriters and their U.S. Affiliates or any person acting on their behalf, as to which no representation or warranty is made): (i) has made or will make any Directed Selling Efforts in connection with the offer and sale of the Offered Shares, or (ii) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Shares in the United States by means of any form of General Solicitation or General Advertising or has otherwise engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Offered Shares in the United States;

(d)	the Corporation has not sold, offered for sale or solicited any offer to buy any of its securities in a manner that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or the exclusion from such registration requirements provided by Rule 903 of Regulation S to become unavailable for the offer and sale of the Offered Shares hereunder;

(e)	the Offered Shares are not, and as of the Closing Date and any Option Closing Date will not be, and no securities of the same class as the Offered Shares are or will be: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act; (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A; or (iii) convertible or exchangeable into, or exercisable for, securities so listed or quoted at an effective conversion or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than ten percent for securities so listed or quoted;

(f)	for so long as any of the Offered Shares are outstanding and “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act at any time when the Corporation is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, nor exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide holders and prospective purchasers of Offered Shares designated by such holders, upon request, with the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act, for so long as the provision of such information is required to permit resales of the Shares pursuant to Rule 144A; and

(g)	the Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the offering of the Offered Shares in the United States.

Representations, Warranties and Covenants of the Selling Shareholder

The Selling Shareholder represents, warrants, covenants and agrees to and with the Underwriters that:

(a)

Neither the Selling Shareholder, nor any of its affiliates, nor any person acting on its or their behalf (other than the Corporation, the Underwriters and their U.S. Affiliates or any person acting on their behalf, as to which no representation or warranty is made): (i) has made or will make any Directed Selling Efforts in connection with the offer and sale of the Offered Shares, or (ii) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Shares in the United States by means of any form of General Solicitation or General Advertising or has otherwise engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Offered Shares in the United States; and

(b)	the Selling Shareholder has not sold, offered for sale or solicited any offer to buy any of the Offered Shares in a manner that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or the exclusion from such registration requirements provided by Rule 903 of Regulation S to become unavailable for the offer and sale of the Offered Shares hereunder.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, severally and not jointly nor jointly and severally, on behalf of itself and, if applicable, its U.S. Affiliate, acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may be offered and sold within the United States only in transactions exempt from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws as set forth in (a) below. Each Underwriter, severally and not jointly nor jointly and severally, on behalf of itself and, if applicable, its U.S. Affiliate, represents, warrants and covenants to the Corporation and the Selling Shareholder that:

(a)	it acknowledges that the Offered Shares may be offered or sold in the United States only pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A or outside the United States pursuant to the exclusion from such registration requirements provided by Rule 903 of Regulation S and, accordingly, it has not offered and sold, and will not offer and sell, any Offered Shares except: (A) outside the United States in an offshore transaction in accordance with Rule 903 of Regulation S; or (B) in the United States to (i) Qualified Institutional Buyers in transactions that are exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A; or (ii) Eligible U.S. Fund Managers in offshore transactions in accordance with Rule 903 of Regulation S, and neither the Underwriter nor any of its affiliates, nor any persons acting on their behalf, has engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares;

(b)	it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Shares, except with its U.S. Affiliates, with any Selling Firm appointed by it, or otherwise with the prior written consent of the Corporation and it shall require each Selling Firm appointed by it to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that each Selling Firm appointed by it complies with, the same provisions of this Schedule A as apply to such Underwriter;

(c)	it or its U.S. Affiliate, as applicable, shall notify all purchasers of the Offered Shares in the United States (other than an Eligible U.S. Fund Manager) or that were offered the Offered Shares in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A;

(d)	offers to sell and solicitations of offers to buy the Offered Shares in the United States shall be made pursuant to and in accordance with exemptions from the registration or qualification requirements of all applicable state securities (“Blue Sky”) laws;

(e)	it acknowledges that until 40 days after the commencement of the offering of the Offered Shares, an offer or sale of the Offered Shares within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act;

(f)	all offers and sales of Offered Shares in the United States will be made by the Underwriter or through the Underwriter’s U.S. Affiliate, as applicable, in compliance with all applicable U.S. broker-dealer requirements (including those of applicable self-regulatory authorities);

(g)	offers and sales of Offered Shares in the United States by it or by its U.S. Affiliate, as applicable, have not been and shall not be made by any form of General Solicitation or General Advertising, or in any manner constituting a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(h)	immediately prior to offering the Offered Shares to a person in the United States (other than to an Eligible U.S. Fund Manager), the Underwriter or its U.S. Affiliate, as applicable, had or will have reasonable grounds to believe and did or will believe that such offeree is or was a Qualified Institutional Buyer, and at the Closing Time and any Option Closing Time, the Underwriter or its U.S. Affiliate, as applicable, shall have reasonable grounds to believe and shall believe that each such person who is purchasing Offered Shares is a Qualified Institutional Buyer;

(i)	it agrees that it will not complete the sale of any Offered Shares to any purchaser within the United States or (other than an Eligible U.S. Fund Manager) who was offered the Offered Shares in the United States, unless it has received, and provided to the Corporation, an executed U.S. Qualified Institutional Buyer Investment Letter in the form attached to the U.S. Placement Memorandum;

(j)	each offeree of Offered Shares in the United States (other than Eligible U.S. Fund managers) shall be provided, prior to the time of such offeree’s purchase of any Offered Shares, with a copy of either the Preliminary U.S. Placement Memorandum or the Final U.S. Placement Memorandum and a reasonable time prior to confirming the sale of any Offered Shares to purchasers in the United States and (other than an Eligible U.S. Fund Manager who is acquiring the Offered Shares in an offshore transaction within the meaning of Regulation S) purchasers who were offered the Offered Shares in the United States, the Underwriter will itself or, if applicable, through its U.S. Affiliate, provide to such purchaser a copy of the Final U.S. Placement Memorandum and no other written material (other than the Corporation Marketing Materials) shall be used in connection with the offered sale of the Offered Shares in the United States; and

(k)	each Underwriter that has itself or, through its U.S. Affiliate, as applicable, offered or sold Offered Shares into the United States or to a person (other than to an Eligible U.S. Fund Manager) who was offered the Offered Shares in the United States, shall on the Closing Date and, if applicable, the Option Closing Date, provide a certificate substantially in the form of Exhibit “I” to this Schedule and failure to provide such a certificate shall constitute a representation by the applicable Underwriter to the effect that neither it, nor any of its affiliates, nor any person acting on its or their behalf, offered or sold any Offered Shares in the United States (other than to an Eligible U.S. Fund Manager).

EXHIBIT I

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of the common shares (the “Offered Shares”) of Hydro One Limited (the “Corporation”) pursuant to the Underwriting Agreement dated October 29, 2015 among the Corporation, the Selling Shareholder and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

[Insert name of Underwriter or US affiliate name] is on the date hereof, and was at the time of each offer and sale of Offered Shares made by it, a Qualified Institutional Buyer, a duly registered broker-dealer under Section 15(b) of the U.S. Exchange Act and under the laws of all applicable states (unless exempt from such states’ broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc., and all offers and sales of the Offered Shares in the United States have been effected by [Insert name of Underwriter or US affiliate name] in accordance with all applicable United States federal and state laws and regulations governing the registration and conduct of broker-dealers;

(a)	we provided each of our offerees of Offered Shares in the United States (other than Eligible U.S. Fund Managers) with either the Preliminary U.S. Placement Memorandum or the Final U.S. Placement Memorandum and prior to the sale of Offered Shares to a person in the United States or to a person (other than an Eligible U.S. Fund Manager) who was offered Offered Shares in the United States, we provided each such purchaser with a copy of the Final U.S. Placement Memorandum, and no other written material (other than the Corporation Marketing Materials) was used by us in connection with the offer and sale of the Offered Shares in the United States;

(b)	immediately prior to our transmitting any of the foregoing materials to such offerees, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and we continue to believe on the date hereof that each purchaser of Offered Shares in the United States and each purchaser who was offered Offered Shares in the United States (other than an Eligible U.S. Fund Manager who is acquiring Offered Shares in an offshore transaction within the meaning of Regulation S) is a Qualified Institutional Buyer;

(c)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Shares in the United States;

(d)	no “directed selling efforts” (within the meaning of Regulation S) have been undertaken by us in the United States with respect to the Offered Shares;

(e)	prior to completing the sale of any Offered Shares to any purchaser within the United States or (other than an Eligible U.S. Fund Manager) who was offered the Offered Shares in the United States, we received from each such purchaser, and provided to the Corporation, an executed U.S. Qualified Institutional Buyer Investment Letter in the form attached to the U.S. Placement Memorandum; and

(f)	the offering of the Offered Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meaning given to them in the Underwriting Agreement unless otherwise defined herein.

DATED this      day of                 , 2015.

[INSERT NAME OF UNDERWRITER]		[INSERT NAME OF U.S. AFFILIATE IF APPLICABLE]

By:		By:
Name:	●	Name:	●
Title:	●	Title:	●